INTERIM REPORT
For the nine months ended
September 30, 2022

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at September 30, 2022 and December 31, 2021
(unaudited - US$ millions)

	Notes	September 30, 2022	December 31, 2021
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $74.7; December 31, 2021 – $111.0)	5	873.5	1,478.3
Insurance contract receivables		8,095.6	6,883.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $909.5; December 31, 2021 – $1,246.4)	5	8,214.8	21,799.5
Bonds (cost $28,477.9; December 31, 2021 – $13,836.3)	5	27,407.9	14,091.2
Preferred stocks (cost $807.2; December 31, 2021 – $576.6)	5	2,361.9	2,405.9
Common stocks (cost $4,955.6; December 31, 2021 – $4,717.2)	5	4,722.8	5,468.9
Investments in associates (fair value $5,989.0; December 31, 2021 – $5,671.9)	5, 6	5,716.0	4,755.1
Derivatives and other invested assets (cost $881.3; December 31, 2021 – $888.2)	5, 7	980.7	991.2
Assets pledged for derivative obligations (cost $55.0; December 31, 2021 – $119.6)	5	53.6	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,030.8; December 31, 2021 – $3,336.4)	5, 6	2,010.6	2,066.0
		51,468.3	51,697.4

Deferred premium acquisition costs		2,132.7	1,924.1
Recoverable from reinsurers (including recoverables on paid losses – $1,524.9; December 31, 2021 – $884.3)	8, 9	13,193.9	12,090.5
Deferred income tax assets		619.8	522.4
Goodwill and intangible assets		5,754.5	5,928.2
Other assets		6,762.1	6,121.3
Total assets		88,900.4	86,645.4

Liabilities
Accounts payable and accrued liabilities		4,922.9	4,985.4
Derivative obligations (including at the holding company – $68.6; December 31, 2021 – $32.1)	5, 7	318.5	152.9
Deferred income tax liabilities		504.4	598.8
Insurance contract payables		5,199.2	4,493.5
Insurance contract liabilities	8	50,839.0	47,346.5
Borrowings – holding company and insurance and reinsurance companies	10	6,603.8	6,129.3
Borrowings – non-insurance companies	10	1,811.5	1,623.7
Total liabilities		70,199.3	65,330.1

Equity	11
Common shareholders’ equity		13,363.3	15,049.6
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		14,698.8	16,385.1
Non-controlling interests		4,002.3	4,930.2
Total equity		18,701.1	21,315.3
		88,900.4	86,645.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2022 and 2021
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2022	2021	2022	2021
Income
Gross premiums written	15	6,922.9	5,970.9	20,893.5	17,376.6
Net premiums written	15	5,611.2	4,746.4	16,658.9	13,421.8

Gross premiums earned		6,826.7	5,784.2	19,324.4	15,760.2
Premiums ceded to reinsurers		(1,434.8)	(1,345.0)	(4,013.5)	(3,576.2)
Net premiums earned	15	5,391.9	4,439.2	15,310.9	12,184.0
Interest and dividends		256.5	167.2	628.5	495.9
Share of profit of associates	6	317.7	227.3	758.4	347.0
Net gains (losses) on investments	5	(519.1)	374.6	(2,281.4)	2,506.8
Gain on sale and consolidation of insurance subsidiaries		—	134.9	—	246.9
Other revenue	15	1,397.6	1,367.2	3,913.1	3,759.0
		6,844.6	6,710.4	18,329.5	19,539.6
Expenses
Losses on claims, gross	8	4,925.7	4,040.1	13,079.0	10,307.0
Losses on claims, ceded to reinsurers		(1,034.2)	(877.1)	(2,910.5)	(2,206.0)
Losses on claims, net		3,891.5	3,163.0	10,168.5	8,101.0
Operating expenses		705.4	683.1	2,223.5	2,048.1
Commissions, net	9	892.9	724.4	2,540.3	2,008.3
Interest expense	10	114.4	109.7	327.1	393.6
Other expenses	15	1,314.1	1,331.5	3,898.4	3,740.3
		6,918.3	6,011.7	19,157.8	16,291.3
Earnings (loss) before income taxes		(73.7)	698.7	(828.3)	3,248.3
Provision for (recovery of) income taxes	13	5.6	122.6	(12.2)	569.4
Net earnings (loss)		(79.3)	576.1	(816.1)	2,678.9

Attributable to:
Shareholders of Fairfax		(75.1)	462.4	(831.0)	2,469.8
Non-controlling interests	11	(4.2)	113.7	14.9	209.1
		(79.3)	576.1	(816.1)	2,678.9

Net earnings (loss) per share		$(3.65)	$17.43	$(36.44)	$93.69
Net earnings (loss) per diluted share		$(3.65)	$16.44	$(36.44)	$88.62
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)		23,578	25,900	23,722	26,002

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2022 and 2021
(unaudited – US$ millions)

	Third quarter		First nine months
	2022	2021	2022	2021

Net earnings (loss)	(79.3)	576.1	(816.1)	2,678.9

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation losses on foreign subsidiaries	(414.9)	(111.5)	(782.4)	(91.4)
Gains (losses) on hedge of net investment in Canadian subsidiaries	132.3	50.6	178.1	(10.3)
Gains on hedge of net investment in European operations	48.8	19.9	116.8	47.8
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	(76.2)	(16.9)	(239.8)	(74.6)
Other	2.1	—	3.1	—
	(307.9)	(57.9)	(724.2)	(128.5)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings (loss)	—	7.0	—	6.7
Net unrealized foreign currency translation gains on associates reclassified to net earnings (loss)	(1.3)	(50.7)	(1.3)	(51.3)
	(309.2)	(101.6)	(725.5)	(173.1)
Items that will not be reclassified to net earnings (loss)
Net gains (losses) on defined benefit plans	(12.2)	0.1	105.5	(2.6)
Share of net gains on defined benefit plans of associates	45.2	4.9	59.4	13.8
Other	—	—	—	13.8
	33.0	5.0	164.9	25.0
Other comprehensive income (loss), net of income taxes	(276.2)	(96.6)	(560.6)	(148.1)

Comprehensive income (loss)	(355.5)	479.5	(1,376.7)	2,530.8

Attributable to:
Shareholders of Fairfax	(253.8)	383.5	(1,167.6)	2,365.0
Non-controlling interests	(101.7)	96.0	(209.1)	165.8
	(355.5)	479.5	(1,376.7)	2,530.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2022 and 2021
(unaudited - US$ millions)

	Common shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2022	6,182.4	(808.1)	504.8	9,972.2	(801.7)	15,049.6	1,335.5	16,385.1	4,930.2	21,315.3
Net earnings (loss) for the period	—	—	—	(831.0)	—	(831.0)	—	(831.0)	14.9	(816.1)
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(578.2)	(578.2)	—	(578.2)	(204.2)	(782.4)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	178.1	178.1	—	178.1	—	178.1
Gains on hedge of net investment in European operations	—	—	—	—	116.8	116.8	—	116.8	—	116.8
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	—	—	—	—	(210.0)	(210.0)	—	(210.0)	(29.8)	(239.8)
Net unrealized foreign currency translation gains on associates reclassified to net earnings (loss)	—	—	—	—	(1.3)	(1.3)	—	(1.3)	—	(1.3)
Net gains on defined benefit plans	—	—	—	—	98.4	98.4	—	98.4	7.1	105.5
Share of net gains on defined benefit plans of associates	—	—	—	—	57.8	57.8	—	57.8	1.6	59.4
Other	—	—	—	—	1.8	1.8	—	1.8	1.3	3.1
Issuances for share-based payments	—	54.9	(62.6)	—	—	(7.7)	—	(7.7)	5.3	(2.4)
Purchases and amortization for share-based payments	—	(142.9)	113.7	—	—	(29.2)	—	(29.2)	(20.3)	(49.5)
Purchases for cancellation	(63.1)	—	—	(64.7)	—	(127.8)	—	(127.8)	—	(127.8)
Common share dividends	—	—	—	(249.9)	—	(249.9)	—	(249.9)	(228.5)	(478.4)
Preferred share dividends	—	—	—	(33.5)	—	(33.5)	—	(33.5)	—	(33.5)
Acquisition of subsidiaries (note 12)	—	—	—	—	—	—	—	—	114.0	114.0
Net changes in capitalization (note 11)	—	—	35.6	(149.3)	(0.1)	(113.8)	—	(113.8)	(619.8)	(733.6)
Other	—	—	—	—	43.2	43.2	—	43.2	30.5	73.7
Balance as of September 30, 2022	6,119.3	(896.1)	591.5	8,643.8	(1,095.2)	13,363.3	1,335.5	14,698.8	4,002.3	18,701.1

Balance as of January 1, 2021	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3
Net earnings for the period	—	—	—	2,469.8	—	2,469.8	—	2,469.8	209.1	2,678.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(54.1)	(54.1)	—	(54.1)	(37.3)	(91.4)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(10.3)	(10.3)	—	(10.3)	—	(10.3)
Gains on hedge of net investment in European operations	—	—	—	—	47.8	47.8	—	47.8	—	47.8
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(66.8)	(66.8)	—	(66.8)	(7.8)	(74.6)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	—	3.1	3.1	—	3.1	3.6	6.7
Net unrealized foreign currency translation gains on associates reclassified to net earnings	—	—	—	—	(51.3)	(51.3)	—	(51.3)	—	(51.3)
Net losses on defined benefit plans	—	—	—	—	(1.0)	(1.0)	—	(1.0)	(1.6)	(2.6)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	18.6	18.6	—	18.6	(4.8)	13.8
Other	—	—	—	—	9.2	9.2	—	9.2	4.6	13.8
Issuances for share-based payments	—	44.7	(43.7)	—	—	1.0	—	1.0	(2.9)	(1.9)
Purchases and amortization for share-based payments	—	(114.6)	75.6	—	—	(39.0)	—	(39.0)	4.9	(34.1)
Purchases for cancellation	(34.2)	—	—	(23.0)	—	(57.2)	—	(57.2)	—	(57.2)
Common share dividends	—	—	—	(272.1)	—	(272.1)	—	(272.1)	(152.2)	(424.3)
Preferred share dividends	—	—	—	(33.5)	—	(33.5)	—	(33.5)	—	(33.5)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	(27.5)	(27.5)
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	(15.4)	(15.4)
Net changes in capitalization	—	—	81.9	(47.9)	20.2	54.2	—	54.2	633.0	687.2
Balance as of September 30, 2021	6,677.8	(802.7)	362.2	9,185.8	(883.6)	14,539.5	1,335.5	15,875.0	4,276.4	20,151.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2022 and 2021
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2022	2021	2022	2021
Operating activities
Net earnings (loss)		(79.3)	576.1	(816.1)	2,678.9
Depreciation, amortization and impairment charges		126.0	219.9	505.0	582.5
Net bond premium (discount) amortization		(14.2)	19.1	15.7	34.8
Amortization of share-based payment awards		57.9	24.6	113.7	75.6
Share of profit of associates	6	(317.7)	(227.3)	(758.4)	(347.0)
Deferred income taxes	13	(95.0)	42.8	(286.3)	296.7
Net (gains) losses on investments	5	519.1	(374.6)	2,281.4	(2,506.8)
Gain on sale and consolidation of insurance subsidiaries		—	(134.9)	—	(246.9)
Loss on redemptions of borrowings		—	—	—	45.7
Net (purchases) sales of securities classified at FVTPL		(2,637.5)	2,356.1	(8,653.7)	2,210.7
Changes in operating assets and liabilities		1,521.6	1,205.3	2,623.3	2,585.0
Cash provided by (used in) operating activities		(919.1)	3,707.1	(4,975.4)	5,409.2

Investing activities
Sales of investments in associates	6	46.1	546.4	120.8	607.5
Purchases of investments in associates	6	(17.4)	(84.7)	(270.6)	(140.9)
Net purchases of premises and equipment and intangible assets		(103.2)	(91.2)	(282.6)	(248.4)
Net (purchases) sales of investment property	5	11.7	(22.3)	62.1	(23.8)
Purchases of subsidiaries, net of cash acquired		(146.8)	1,276.5	(216.0)	1,283.9
Proceeds from sale of insurance subsidiaries, net of cash divested		—	—	—	85.4
Proceeds from sale of non-insurance subsidiaries, net of cash divested		—	17.6	10.5	186.8
Decrease in restricted cash for purchase of subsidiary		—	26.0	—	—
Cash provided by (used in) investing activities		(209.6)	1,668.3	(575.8)	1,750.5

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		743.4	—	743.4	1,250.0
Repayments		—	—	(0.2)	(806.4)
Net borrowings (repayments) on holding company credit facility		100.0	(500.0)	100.0	(700.0)
Net repayments on other revolving credit facilities		—	(149.3)	(45.0)	(89.3)
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		11.2	7.5	35.8	472.7
Repayments		(6.6)	(8.2)	(15.3)	(569.4)
Net borrowings (repayments) on revolving credit facilities and short term loans		3.2	(39.8)	138.8	(184.3)
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(16.1)	(15.8)	(49.9)	(48.3)
Principal payments on lease liabilities - non-insurance companies		(34.2)	(41.4)	(105.2)	(119.5)
Subordinate voting shares:	11
Purchases for treasury		(58.2)	(23.8)	(142.9)	(114.6)
Purchases for cancellation		(61.3)	—	(127.8)	(57.2)
Common share dividends		—	—	(249.9)	(272.1)
Preferred share dividends		(11.0)	(11.0)	(33.5)	(33.5)
Subsidiary shares:	11
Issuances to non-controlling interests, net of issuance costs		29.8	277.6	30.7	594.6
Purchases of non-controlling interests		(654.8)	(151.1)	(792.8)	(202.9)
Sales to non-controlling interests		—	129.2	—	129.2
Dividends paid to non-controlling interests		(42.4)	(8.5)	(228.5)	(152.2)
Cash provided by (used in) financing activities		3.0	(534.6)	(742.3)	(903.2)
Increase (decrease) in cash and cash equivalents		(1,125.7)	4,840.8	(6,293.5)	6,256.5
Cash and cash equivalents – beginning of period		6,346.2	5,900.9	11,685.4	4,467.1
Foreign currency translation		(112.1)	(70.9)	(283.5)	(52.8)
Cash and cash equivalents – end of period		5,108.4	10,670.8	5,108.4	10,670.8

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2022 and 2021
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three and nine months ended September 30, 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB. These interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on November 3, 2022.
3.    Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2021, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2022
On January 1, 2022 the company adopted the following amendments, which did not have a significant impact on the company’s consolidated financial statements: Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), Reference to the Conceptual Framework (Amendments to IFRS 3) and Annual Improvements to IFRS Standards 2018–2020.
New accounting pronouncements issued but not yet effective
IFRS 17 Insurance Contracts ("IFRS 17")
IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts that has an effective date of January 1, 2023, requires entities to measure insurance contracts using current estimates of fulfillment cash flows, which includes all future cash flows associated with insurance contracts, using one of three measurement models. The company expects that the majority of its insurance contracts will be eligible for the simplified measurement model, the Premium Allocation Approach, with the remainder of its insurance contracts primarily using the General Measurement Model. The measurement of insurance contracts under IFRS 17 requires that fulfilment cash flows reflect the time value of money, compared with the company's current practice under IFRS 4, where insurance contract liabilities do not reflect a discount for the time value of money. The standard must be applied retrospectively with restatement of comparatives unless impracticable.
IFRS 17 will bring considerable changes to the measurement, presentation and disclosure of insurance contracts within the company’s consolidated financial statements. As a result, the company will be required to present insurance contract balances differently, including differentiating in the consolidated statement of earnings between the insurance service result, which includes insurance revenue and insurance service expenses, and insurance finance income or expenses, which includes the effects of discounting.
In the first nine months of 2022 the company’s efforts focused on completing the implementation and testing of information technology systems across the insurance and reinsurance subsidiaries. The company continues to focus on the preparation of comparative information throughout the fourth quarter of 2022 inclusive of the compilation of the opening balance sheet as at January 1, 2022.
The company expects to be able to apply IFRS 17 to the majority of its insurance contracts on a fully retrospective basis, for which reasonable and supportable information is available at the transition date, with the modified retrospective approach applied when the full retrospective approach is impracticable. When the information required by the full retrospective approach is not available and the modified retrospective approach is applied, simplifications and modifications are used only to the extent required, as permitted by the standard. It is expected that the company will apply the modified retrospective approach for insurance contracts acquired in past business combinations.

The most significant effects on the company's consolidated financial statements on initial transition to IFRS 17 are expected to be the introduction of the risk adjustment as an allowance for uncertainty related to the timing and amount of cash flows arising from non-financial risks and the effect of discounting claims reserves, which are not discounted under IFRS 4. Discounting claims reserves and the risk adjustment directionally tend to initially offset each other, with the net impact depending on business mix, level of discount rates, and factors underlying the risk adjustment calculation. The company does not anticipate other material changes to the selection of actuarial projection methodologies or the development of significant assumptions to determine the estimation of its reserves on adoption of IFRS 17.
The company anticipates disclosing additional information on transition impacts of IFRS 17 at January 1, 2022 in its consolidated financial statements for the year ended December 31, 2022.
Comparatives
On April 1, 2022 the company revised its property and casualty insurance and reinsurance reporting segments as described in note 15. Certain prior period comparatives have been reclassified to conform with the current period’s reporting segments presentation.
4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made critical estimates and judgments in determining: (i) the fair value of financial instruments classified as Level 3 in the fair value hierarchy, with consideration given to the current economic environment as unobservable inputs were developed, as described below; and (ii) the provision for losses and loss adjustment expenses (note 8) in a manner consistent with that described in the company's annual consolidated financial statements for the year ended December 31, 2021.
Determination of fair value for financial instruments classified as Level 3 in the fair value hierarchy
Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate unobservable inputs that require management to use its own assumptions. While the economic impact of the COVID-19 pandemic has eased in many regions, supply chain disruptions and rising commodity prices persist, contributing to increased inflationary pressures, worsened by supply shocks arising from the conflict in Ukraine. In response, central banks around the world have aggressively raised interest rates in an effort to ease rising inflation. The development of unobservable inputs therefore considered the uncertainty related to the economic disruptions caused by the continued conflict in Ukraine and the ongoing COVID-19 pandemic, including increased inflationary pressures and interest rates. See note 5 for details of the company’s Level 3 financial instruments.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	September 30, 2022	December 31, 2021
Holding company
Cash and cash equivalents	248.3	465.9
Short term investments	98.2	216.9
Bonds	289.4	242.6
Preferred stocks	10.9	14.0
Common stocks(1)	49.2	137.5
Derivatives (note 7)	102.8	290.5
	798.8	1,367.4
Assets pledged for derivative obligations:
Cash and cash equivalents	—	46.8
Short term investments	74.7	64.1
	74.7	110.9

Holding company cash and investments as presented on the consolidated balance sheet	873.5	1,478.3
Derivative obligations (note 7)	(68.6)	(32.1)
	804.9	1,446.2
Portfolio investments
Cash and cash equivalents(2)	5,716.4	12,283.2
Short term investments	2,498.4	9,516.3
Bonds	27,407.9	14,091.2
Preferred stocks	2,361.9	2,405.9
Common stocks(1)	4,722.8	5,468.9
Investments in associates (note 6)	5,716.0	4,755.1
Derivatives (note 7)	364.0	291.3
Other invested assets(3)	616.7	699.9
	49,404.1	49,511.8
Assets pledged for derivative obligations:
Cash and cash equivalents	—	74.0
Short term investments	—	45.6
Bonds	53.6	—
	53.6	119.6
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(2)	62.6	76.5
Short term investments	—	6.2
Bonds	129.9	199.8
Common stocks	488.3	434.6
Investments in associates (note 6)	1,329.8	1,348.9
	2,010.6	2,066.0

Portfolio investments as presented on the consolidated balance sheet	51,468.3	51,697.4
Derivative obligations (note 7)	(249.9)	(120.8)
	51,218.4	51,576.6

Total investments, net of derivative obligations	52,023.3	53,022.8
(1)    Includes aggregate investments in limited partnerships with a carrying value at September 30, 2022 of $1,874.5 (December 31, 2021 - $1,971.0).
(2)    Includes aggregate restricted cash and cash equivalents at September 30, 2022 of $918.9 (December 31, 2021 - $1,261.0), principally in portfolio cash and cash equivalents, which is excluded from cash and cash equivalents as presented in the consolidated statement of cash flows.
(3)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at September 30, 2022 of $259.1 (December 31, 2021 - $1,691.3) that economically hedge the company's exposure to interest rate risk as described in note 7. The increase in the company's holdings of bonds due in 1 year or less and due after 1 year through 3 years was primarily due to the net investments of existing cash and the proceeds from sales and maturities of U.S. treasury and Canadian provincial short term investments into U.S. treasury and Canadian government bonds with 1 to 3 year terms, short-dated high quality corporate bonds and first mortgage loans of $6,163.2, $1,263.7, $1,891.7 and $683.6 respectively. The increase in the company's holdings of bonds due after 3 years through 5 years was primarily from net purchases of U.S. treasury and Canadian government bonds with 3 to 5 year terms of $4,154.0 and $123.3 respectively.

	September 30, 2022		December 31, 2021
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less(2)	7,893.2	7,571.8	6,022.8	5,946.5
Due after 1 year through 3 years(2)	14,175.0	13,749.1	3,933.5	4,206.0
Due after 3 years through 5 years	5,476.8	5,335.3	2,740.7	2,744.1
Due after 5 years through 10 years	651.7	610.7	534.0	531.3
Due after 10 years	773.6	613.9	990.1	1,105.7
	28,970.3	27,880.8	14,221.1	14,533.6
(1)    Includes bonds held by the holding company and Fairfax India.
(2)    Includes the company's investments in first mortgage loans at September 30, 2022 of $2,282.0 (December 31, 2021 - $1,659.4) secured by real estate primarily in the U.S., Europe and Canada.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2022				December 31, 2021
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)

Cash and cash equivalents(1)	6,027.3	—	—	6,027.3	12,946.4	—	—	12,946.4

Short term investments:
Canadian government	78.0	—	—	78.0	16.2	—	—	16.2
Canadian provincials	35.4	—	—	35.4	535.8	—	—	535.8
U.S. treasury	351.4	—	—	351.4	7,608.8	—	—	7,608.8
Other government	148.9	1,322.4	—	1,471.3	283.5	1,140.9	—	1,424.4
Corporate and other	—	735.2	—	735.2	—	263.9	—	263.9
	613.7	2,057.6	—	2,671.3	8,444.3	1,404.8	—	9,849.1
Bonds:
Canadian government	—	1,830.9	—	1,830.9	—	614.6	—	614.6
Canadian provincials	—	282.0	—	282.0	—	45.0	—	45.0
U.S. treasury	—	14,216.1	—	14,216.1	—	3,957.9	—	3,957.9
U.S. states and municipalities	—	265.4	—	265.4	—	387.2	—	387.2
Other government	—	2,369.0	—	2,369.0	—	2,655.0	—	2,655.0
Corporate and other(2)	—	5,723.4	3,194.0	8,917.4	—	4,078.1	2,795.8	6,873.9
	—	24,686.8	3,194.0	27,880.8	—	11,737.8	2,795.8	14,533.6
Preferred stocks:
Canadian	10.5	10.0	15.0	35.5	—	16.6	93.6	110.2
U.S.	—	—	223.3	223.3	—	—	40.6	40.6
Other(3)	10.8	272.5	1,830.7	2,114.0	13.5	288.0	1,967.6	2,269.1
	21.3	282.5	2,069.0	2,372.8	13.5	304.6	2,101.8	2,419.9
Common stocks:
Canadian	574.3	170.7	382.2	1,127.2	1,104.2	188.4	303.7	1,596.3
U.S.	736.8	25.8	1,046.8	1,809.4	597.9	32.0	1,155.3	1,785.2
Other	1,133.0	222.5	968.2	2,323.7	1,438.0	276.7	944.8	2,659.5
	2,444.1	419.0	2,397.2	5,260.3	3,140.1	497.1	2,403.8	6,041.0

Derivatives and other invested assets	—	357.6	725.9	1,083.5	0.1	175.4	1,106.2	1,281.7

Derivative obligations (note 7)	—	(230.1)	(88.4)	(318.5)	—	(88.5)	(64.4)	(152.9)

Holding company cash and investments and portfolio investments measured at fair value	9,106.4	27,573.4	8,297.7	44,977.5	24,544.4	14,031.2	8,343.2	46,918.8

	20.2%	61.3%	18.5%	100.0%	52.3%	29.9%	17.8%	100.0%

Investments in associates (note 6)(4)	4,014.0	83.5	4,241.5	8,339.0	4,188.8	106.8	3,995.6	8,291.2
(1)    Includes restricted cash and cash equivalents at September 30, 2022 of $918.9 (December 31, 2021 - $1,261.0).
(2)    Included in Level 3 are the company's investments in first mortgage loans at September 30, 2022 of $2,282.0 (December 31, 2021 - $1,659.4) secured by real estate primarily in the U.S., Europe and Canada.
(3)    Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited ("Digit"). The company also holds a 49.0% equity interest in Digit as shown in note 6.
(4)    The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting. Also included is the fair value of Resolute Forest Products which was held for sale at September 30, 2022 as described in note 6.
There were no significant changes to the valuation techniques and processes used at September 30, 2022 compared to those described in the Summary of Significant Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2021.
In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the nine months ended September 30, 2022 and 2021 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2022
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	2,795.8	2,101.8	1,789.1	107.7	507.0	1,041.8	8,343.2
Net realized and unrealized gains (losses) included in the consolidated statement of earnings(2)	(338.2)	(226.6)	72.0	1.7	80.1	(145.5)	(556.5)
Purchases(3)	969.6	286.0	77.2	—	29.7	59.3	1,421.8
Sales and distributions(3)	(192.9)	(85.7)	(194.3)	(4.2)	(11.5)	(286.8)	(775.4)
Transfer out of category	—	—	—	—	(2.7)	—	(2.7)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(40.3)	(6.5)	(21.3)	(6.9)	(26.4)	(31.3)	(132.7)
Balance - September 30	3,194.0	2,069.0	1,722.7	98.3	576.2	637.5	8,297.7

	2021
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,774.2	587.4	1,766.9	110.8	239.9	697.6	5,176.8
Net realized and unrealized gains (losses) included in the consolidated statement of earnings(2)	110.4	819.9	421.5	(4.9)	49.5	195.6	1,592.0
Purchases(3)(4)(5)	822.2	32.0	106.9	—	214.1	97.0	1,272.2
Acquisitions of subsidiaries	47.5	—	—	—	—	27.4	74.9
Transfer into category(6)	139.6	—	—	—	10.9	—	150.5
Sales and distributions(3)	(247.4)	(7.2)	(494.1)	(6.0)	(1.7)	(17.9)	(774.3)
Transfer out of category	—	—	(102.0)	—	(10.7)	—	(112.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	0.7	0.3	(0.2)	—	(1.4)	(3.7)	(4.3)
Balance - September 30	2,647.2	1,432.4	1,699.0	99.9	500.6	996.0	7,375.1
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    During June 2021, the company's associate Go Digit Infoworks Services Private Limited ("Digit") entered into agreements with certain third party investors for its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") to raise approximately $200 (14.9 billion Indian rupees) of new equity shares, valuing Digit Insurance at approximately $3.5 billion (259.5 billion Indian rupees) (the "transaction fair value"). Digit Insurance subsequently closed the majority of the $200 raise in the fourth quarter of 2021 and first half of 2022.
The company estimated the fair value of Digit Insurance at September 30, 2021 using a probability weighted valuation model, attributing 35% weighting to the fair value determined through an internal discounted cash flow analysis and 65% weighting to the risk-adjusted transaction fair value, which resulted in the company recording a net unrealized gain of $822.0 (inclusive of foreign exchange losses of $16.3) in the first nine months of 2021 on its investment in Digit compulsory convertible preferred shares. At December 31, 2021, the company estimated the fair value of Digit Insurance using the transaction fair value, which was supported by an internal discounted cash flow analysis, resulting in the company recording a net unrealized gain of $1,490.3 in 2021 (inclusive of the $822.0 recorded in the first nine months of 2021 and foreign exchange losses) on its investment in Digit compulsory convertible preferred shares.
The company continued to estimate the fair value of Digit Insurance at September 30, 2022 based upon the transaction fair value, supported by an internal discounted cash flow analysis, and recorded net unrealized losses of $21.3 and $136.7 (principally foreign exchange losses) in the third quarter and first nine months of 2022 on its investment in Digit compulsory convertible preferred shares.
(3)    Private placement debt securities include net investments in first mortgage loans of $683.6 (2021 - $501.0).
(4)    Common shares include non-voting shares of the RiverStone Barbados holding company.
(5)    Derivatives and other invested assets include a monthly royalty on future revenues of Toys "R" Us Canada.
(6)    Private placement debt securities include Mosaic Capital 25-year debentures.

Net gains (losses) on investments

	Third quarter
	2022						2021
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	167.6	(1)	(253.5)	(1)	(85.9)		199.0		(42.0)		157.0
Preferred stocks - convertible	—		(1.7)		(1.7)		—		(1.6)		(1.6)
Bonds - convertible	—		(24.6)		(24.6)		0.2		(106.0)		(105.8)
Other equity derivatives(2)(3)	54.8		(140.3)		(85.5)		(99.2)		(18.2)		(117.4)
Sale of non-insurance associates	42.9		—		42.9		7.1		—		7.1
Sale of non-insurance subsidiaries	—		—		—		91.9	(9)	—		91.9
Long equity exposures and financial effects	265.3		(420.1)		(154.8)		199.0		(167.8)		31.2
Bonds	(92.1)		(210.0)		(302.1)		37.6	(5)	(85.2)	(5)	(47.6)
U.S. treasury bond forward contracts	34.7		25.0		59.7		(8.0)		5.2		(2.8)
Preferred stocks	(0.1)		(18.9)		(19.0)		—		396.7	(6)	396.7
Other derivative contracts	(37.2)		50.5		13.3		(9.3)		27.2		17.9
Foreign currency	46.8		(141.9)		(95.1)	(8)	(17.5)		(11.9)		(29.4)
Other	(14.4)		(6.7)		(21.1)		113.7		(105.1)		8.6
Net gains (losses) on investments	203.0		(722.1)		(519.1)		315.5		59.1		374.6

	First nine months
	2022						2021
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	251.6	(1)	(744.3)	(1)	(492.7)		378.4		783.6		1,162.0
Preferred stocks - convertible	1.4		(5.3)		(3.9)		0.7		1.6		2.3
Bonds - convertible	10.3		(221.1)		(210.8)		0.2		128.8		129.0
Other equity derivatives(2)(3)(4)	222.8		(330.9)		(108.1)		407.1		42.7		449.8
Sale of non-insurance associates	45.2		—		45.2		10.8		—		10.8
Sale of non-insurance subsidiaries	4.6		—		4.6		189.8	(7)(9)	—		189.8
Long equity exposures and financial effects	535.9		(1,301.6)		(765.7)		987.0		956.7		1,943.7
Bonds	(135.1)		(1,174.5)		(1,309.6)		211.4	(5)	(381.6)	(5)	(170.2)
U.S. treasury bond forward contracts	134.9		24.8		159.7		21.1		(1.9)		19.2
Preferred stocks	13.0		(110.2)		(97.2)		—		837.8	(6)	837.8
Other derivative contracts	(46.9)		69.5		22.6		(148.1)		166.0		17.9
Foreign currency	100.0		(377.9)		(277.9)	(8)	(20.3)		(71.0)		(91.3)
Other	(7.1)		(6.2)		(13.3)		117.4		(167.7)		(50.3)
Net gains (losses) on investments	594.7		(2,876.1)		(2,281.4)		1,168.5		1,338.3		2,506.8
(1)    On August 31, 2022 Stelco Holdings Inc. repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company's ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco resulting in unrealized gains of $151.9 being reclassified to realized in the third quarter and first nine months of 2022 with a net impact of nil in the consolidated statement of earnings, as described in note 6.
(2)    Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes ("AVLNs") entered with RiverStone Barbados.
(3)    Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(4)    On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its equity warrants in Atlas with a strike price of $8.05 per share for aggregate cash consideration of $201.3 and recognized a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) on derecognition of the equity warrants as described in note 6.
(5)    Includes the derecognition of Seaspan Corporation debentures that were exchanged for Atlas Corp. preferred shares in the second quarter of 2021 and Seaspan Corporation debentures that were redeemed in the third quarter of 2021.
(6)    Includes net unrealized gains of $399.6 and $838.3 in the third quarter and first nine months of 2021, excluding foreign currency effects, on Digit compulsory convertible preferred shares described on the previous page.
(7)    On April 29, 2021 Fairfax India completed the sale of Privi and recorded a net realized gain of $94.9.
(8)    Foreign currency net losses on investing activities in the third quarter and first nine months of 2022 primarily related to the strengthening of the U.S. dollar relative to the company's investments denominated in the Indian rupee, Sri Lankan rupee, Canadian dollar, British pound and Egyptian pound.
(9)    On August 19, 2021 the company sold the operations of Toys "R" Us Canada and recorded a net realized gain of $85.7. On August 5, 2021 Mosaic Capital was privatized with a third party purchaser and deconsolidated by the company.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	September 30, 2022			December 31, 2021			Third quarter		First nine months
	Ownership(a)	Fair value(b)	Carrying value	Ownership(a)	Fair value(b)	Carrying value	2022	2021	2022	2021
Insurance and reinsurance
Gulf Insurance Group K.S.C.P. ("Gulf Insurance")	43.7%	399.4	356.4	43.7%	409.5	380.0	(1.5)	45.7	11.9	45.7
Go Digit Infoworks Services Private Limited ("Digit") (1)	49.0%	485.2	103.5	49.0%	498.3	79.1	(9.7)	0.1	(13.9)	2.8
Other	—	173.0	131.8	—	191.3	148.3	(3.9)	(1.4)	(10.4)	18.5
		1,057.6	591.7		1,099.1	607.4	(15.1)	44.4	(12.4)	67.0
Non-insurance(2)
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")	32.2%	1,001.5	1,350.5	32.2%	1,210.3	1,298.5	80.2	43.3	229.6	142.4
Atlas Corp. ("Atlas")(3)	41.2%	1,614.7	1,361.4	36.7%	1,285.8	922.1	58.3	20.3	180.0	7.4
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,254.8	527.4	54.0%	1,372.2	585.8	3.5	(12.9)	(8.4)	(35.2)
Quess Corp Limited ("Quess")	30.9%	363.6	469.9	31.0%	528.5	506.3	1.7	1.0	6.1	(2.0)
Resolute Forest Products Inc. ("Resolute")(4)	32.2%	507.6	507.6	32.3%	377.1	275.8	81.1	82.0	159.3	106.9
Stelco Holdings Inc. ("Stelco")(5)	20.5%	325.3	335.7	—	—	—	—	—	—	—
Other(6)	—	2,213.9	1,901.6	—	2,418.2	1,908.1	108.0	49.2	204.2	60.5
		7,281.4	6,454.1		7,192.1	5,496.6	332.8	182.9	770.8	280.0
		8,339.0	7,045.8		8,291.2	6,104.0	317.7	227.3	758.4	347.0
As presented on the consolidated balance sheet:
Investments in associates		5,989.0	5,716.0		5,671.9	4,755.1
Fairfax India investments in associates		2,350.0	1,329.8		2,619.3	1,348.9
		8,339.0	7,045.8		8,291.2	6,104.0
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.
(1)    In June 2022, Digit Insurance and the company applied to the Insurance Regulatory and Development Authority of India ("IRDAI") for approval to convert the company's holdings in compulsory convertible preferred shares issued by Go Digit Infoworks ("Digit CCPS") into equity shares of Go Digit Infoworks ("Digit"). The IRDAI subsequently communicated that the application cannot be considered in its current form as conversion of the Digit CCPS would result in Digit (currently classified as an Indian promoter of Digit Insurance) becoming a subsidiary of the company, which is currently prohibited for Indian promoters, notwithstanding that the foreign direct investment rules have been amended to allow foreign investors to own up to 74% in an Indian insurance company. Digit, Digit Insurance and the company intend to continue to explore all avenues under applicable law to achieve the company’s majority ownership of Digit through conversion of the company’s Digit CCPS.
(2)    During the third quarter and first nine months of 2022 the company recognized distributions and dividends of $17.0 and $75.0 (2021 - $15.9 and $85.1) from its non-insurance associates and joint ventures.
(3)    On April 6, 2022 Fairfax acquired 25.0 million Atlas common shares by exercising its equity warrants in Atlas with a strike price of $8.05 per share for aggregate cash consideration of $201.3. On derecognition of the equity warrants, the company recorded a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) and recorded the fair value of these shares of $335.3 as an addition to its equity accounted investment in Atlas.
(4)    The company estimated the fair value of its interest in Resolute at September 30, 2022 to be $507.6 based on the cash consideration of $20.50 per Resolute common share determined from the proposed transaction as discussed on the following page.
(5)    On August 31, 2022 Stelco Holdings Inc. repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company's ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco at its fair value of $352.2 (Cdn$461.3) on that date. Stelco is a publicly listed independent steelmaker that produces flat-rolled, coated, and cold-rolled steel products for the construction, automotive, and energy industries in North America.
(6)    On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. ("Grivalia Hospitality") to 78.4% from 33.5% and commenced consolidating Grivalia Hospitality, as described in note 12.

Subsequent to September 30, 2022
Proposed Privatization of Atlas Corp.
On October 31, 2022 a consortium composed of the company, the Washington Family, David Sokol, Chairman of the Board of Directors of Atlas, and Ocean Network Express Pte. Ltd., a global container, transportation and shipping company (collectively, the "Consortium"), signed a definitive agreement to acquire all of the outstanding common shares of Atlas, other than those shares owned by the Consortium, at a cash purchase price of $15.50, plus payment of all ordinary course quarterly dividends up until closing of the transaction. Pursuant to the transaction, the company would transfer its approximate 45% interest in Atlas, inclusive of the company's interest upon eventual exercise of its holdings in Atlas equity warrants, into an entity formed by the Consortium, and is not obligated to purchase any additional interest not already owned by the Consortium. The other members of the Consortium have committed to fully fund the cash component of the transaction, and the company would continue its ownership in Atlas as part of the Consortium. Closing of the transaction is expected to be completed in the first half of 2023, and is subject to receipt of shareholder and regulatory approvals and certain other customary closing conditions.
Sale of Resolute Forest Products Inc.
On July 5, 2022 Domtar Corporation entered into a definitive agreement with Resolute to acquire all outstanding common shares of Resolute for a combination of cash consideration of $20.50 and a Contingent Value Right ("CVR") per Resolute common share. The CVR provides holders with the right to a share of any future softwood lumber duty deposit refunds. Closing of the transaction is subject to shareholder approval, which was received on October 31, 2022, and regulatory approvals and satisfaction of other customary closing conditions, and is expected to close in the first half of 2023. Pursuant to the proposed transaction, on July 5, 2022 the company measured its investment in Resolute as held for sale and ceased applying the equity method of accounting, with the carrying value of the associate at September 30, 2022 equal to the fair value of the cash consideration. Consequently, the company currently does not expect to record any gains on closing of this proposed transaction.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2022				December 31, 2021
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts(1)	2,872.8	75.8	182.0	99.3	2,979.0	113.9	459.1	3.8
Foreign currency derivative contracts	—	—	146.8	154.9	—	—	58.4	77.4
Other derivative contracts	—	293.8	138.0	64.3	—	263.3	64.3	71.7
Total			466.8	318.5			581.8	152.9
(1)    Includes the company’s investment in AVLNs entered with RiverStone Barbados, which was a derivative obligation with a fair value at September 30, 2022 of $55.1 (December 31, 2021 – derivative asset of $103.8). The expiry of certain of the AVLNs were extended to the end of 2023 as described in note 14 under the heading "Liquidity risk".
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Long equity total return swaps
During the first nine months of 2022 the company entered into $217.4 notional amount of long equity total return swaps for investment purposes. At September 30, 2022 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $1,012.6 (December 31, 2021 - $866.2), which included long equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or approximately $372.96 (Cdn $476.03) per share that produced net losses of $82.3 and net gains of $7.1 during the third quarter and first nine months of 2022 (2021 - net losses of $50.4 and net gains of $51.1).
During the third quarter and first nine months of 2022 the company received net cash of $54.8 and $113.1 (2021 - paid net cash of $102.1 and received net cash of $391.3) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the third quarter of 2022 the company did not close out any long equity total return swaps (2021 - closed out $1,273.6 notional amount of its long equity total return swaps and recorded net realized gains of $172.1). During the first nine months of 2022 the company closed out $63.0 (2021 - $1,759.0) notional amount of its long equity total return swaps and recorded net realized losses on investments of $8.1 (2021 - net realized gains of $375.6).

U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $259.1 at September 30, 2022 (December 31, 2021 - $1,691.3). The decrease in U.S. treasury bond forward contracts held primarily reflected the closing of certain contracts as interest rates increased during the third quarter of 2022 and from the corresponding decrease in the company's exposure to certain U.S. corporate bonds from sales completed in late 2021. These contracts have an average term to maturity of less than six months, may be renewed at market rates and produced net gains on investments in the third quarter and first nine months of 2022 of $59.7 and $159.7 (2021 - net losses of $2.8 and net gains of $19.2).
8.    Insurance Contract Liabilities

	September 30, 2022			December 31, 2021
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	11,718.6	2,411.3	9,307.3	10,437.7	2,260.0	8,177.7
Provision for losses and loss adjustment expenses	37,239.4	9,256.0	27,983.4	34,422.8	8,943.9	25,478.9
Property and casualty insurance contract liabilities	48,958.0	11,667.3	37,290.7	44,860.5	11,203.9	33,656.6
Provision for life policy benefits	1,881.0	1.7	1,879.3	2,486.0	2.3	2,483.7
Insurance contract liabilities	50,839.0	11,669.0	39,170.0	47,346.5	11,206.2	36,140.3

Provision for losses and loss adjustment expenses, gross
Changes in the property and casualty provision for losses and loss adjustment expenses for the first nine months ended September 30 were as follows:

	2022	2021
Provision for losses and loss adjustment expenses – January 1	34,422.8	30,809.3
Decrease in estimated losses and expenses for claims occurring in the prior years	(296.2)	(210.5)
Losses and expenses for claims occurring in the current year	13,321.9	10,475.6
Paid on claims occurring during:
the current year	(2,300.1)	(1,711.8)
the prior years	(6,865.0)	(5,643.9)
Acquisitions and divestitures of subsidiaries	3.8	278.6
Foreign exchange effect and other(1)	(1,047.8)	(319.3)
Provision for losses and loss adjustment expenses – September 30	37,239.4	33,678.0
(1)    Foreign exchange effect and other principally reflected the depreciation of reserves denominated in euro, British pound sterling, and the Canadian dollar against the U.S. dollar.
Provision for life policy benefits
Changes in the provision for life policy benefits for the first nine months ended September 30, following the acquisition of Eurolife on July 14, 2021, was as follows:

	2022	2021
Provision for life policy benefits – January 1	2,486.0	—
Acquisition of subsidiary	—	2,638.5
New business and renewals	86.1	12.9
Surrenders, lapses, maturities and deaths	(308.7)	(32.3)
Foreign exchange effect and other(1)	(382.4)	(60.2)
Provision for life policy benefits – September 30	1,881.0	2,558.9
(1)    Foreign exchange effect and other principally reflected the depreciation of euro denominated reserves against the U.S. dollar.

9.    Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	September 30, 2022			December 31, 2021
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	9,288.9	(31.2)	9,257.7	8,989.3	(43.1)	8,946.2
Reinsurers’ share of paid losses	1,666.3	(141.4)	1,524.9	1,019.9	(135.6)	884.3
Provision for unearned premiums	2,411.3	—	2,411.3	2,260.0	—	2,260.0
	13,366.5	(172.6)	13,193.9	12,269.2	(178.7)	12,090.5
Commission income earned on premiums ceded to reinsurers in the third quarter and first nine months of 2022 of $305.3 and $852.6 (2021 - $270.4 and $732.0) is included in commissions, net in the consolidated statement of earnings.

10.    Borrowings

On August 16, 2022 the company completed an offering of $750.0 principal amount of 5.625% unsecured senior notes due August 16, 2032 for net proceeds of $743.4 after discount, commissions and expenses. Commissions and expenses of $5.5 were included in the carrying value of the notes.
On June 29, 2022 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms which extended the expiry from June 29, 2026 to June 29, 2027. The company was in compliance with its financial covenants at September 30, 2022 and December 31, 2021.
Interest expense in the third quarter and first nine months of 2022 of $114.4 and $327.1 (2021 - $109.7 and $393.6) was comprised of interest expense on borrowings of $103.1 and $292.0 (2021 - $95.5 and $347.7, inclusive of a loss on redemptions of holding company unsecured senior notes of nil and $45.7) and interest expense on accretion of lease liabilities of $11.3 and $35.1 (2021 - $14.2 and $45.9).

11.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2022	2021
Subordinate voting shares – January 1	23,116,830	25,427,736
Purchases for cancellation	(254,597)	(137,923)
Treasury shares acquired	(285,099)	(256,373)
Treasury shares reissued	119,874	94,159
Subordinate voting shares – September 30	22,697,008	25,127,599
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	23,445,778	25,876,369
Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		September 30, 2022		December 31, 2021		Third quarter		First nine months
	Domicile	Voting percentage(4)	Carrying value	Voting percentage(4)	Carrying value	2022	2021	2022	2021
Insurance and reinsurance companies(1)
Allied World(2)	Bermuda	17.1%	723.5	29.1%	1,419.6	(15.1)	17.8	(41.5)	91.5
Odyssey Group	U.S.	9.99%	502.4	9.99%	550.0	(7.1)	—	(11.6)	—
Brit	U.K.	13.8%	488.3	13.8%	559.3	(48.2)	(5.4)	(67.7)	(8.4)
All other(3)	—	—	327.7	—	402.5	0.6	65.2	2.0	89.4
			2,041.9		2,931.4	(69.8)	77.6	(118.8)	172.5

Non-insurance companies
Restaurants and retail(4)	—	—	471.4	—	494.3	8.9	17.8	24.1	10.7
Fairfax India(4)	Canada	5.6%	1,104.7	6.1%	1,133.1	54.2	34.4	124.6	67.2
Thomas Cook India	India	26.7%	60.6	33.2%	56.3	0.2	(5.1)	(1.6)	(16.2)
Other	—	—	323.7	—	315.1	2.3	(11.0)	(13.4)	(25.1)
			1,960.4		1,998.8	65.6	36.1	133.7	36.6
			4,002.3		4,930.2	(4.2)	113.7	14.9	209.1
(1)    Includes property and casualty insurance and reinsurance companies, Life insurance and Run-off, and Corporate and other.
(2)    On September 27, 2022 the company increased its ownership interest in Allied World to 82.9% from 70.9% for total consideration of $733.5, inclusive of the fair value of a call option exercised and an accrued dividend paid, and recorded a loss in retained earnings of $228.1 in net changes in capitalization in the consolidated statement of changes in equity. On April 28, 2022 Allied World paid a dividend of $126.4 (April 28, 2021 - $126.4) to its minority shareholders.
(3)    Principally related to Fairfax consolidated internal investment funds (held by affiliates of RiverStone Barbados) and Fairfax Asia.
(4)    At September 30, 2022 Fairfax India and Recipe's non-controlling interest economic ownership percentages were 65.4% and 60.6% (December 31, 2021 - 69.9% and 61.5%), which differed from their non-controlling interest voting percentages of 5.6% and 39.0% (December 31, 2021 - 6.1% and 39.0%). On February 15, 2022 the company had acquired an additional 5,416,000 subordinate voting shares of Fairfax India from non-controlling interests, which was recorded in net changes in capitalization in the consolidated statement of changes in equity.

12.    Acquisitions and Divestitures
Subsequent to September 30, 2022
Sale of Pet Insurance Operations and Investment in JAB Consumer Fund
On October 31, 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company ("JAB"). As part of the transaction, the company received $1.4 billion in the form of $1.15 billion in cash and $250 in seller debentures, and the company has a commitment to invest $200.0 in JCP V, a JAB consumer fund. In its consolidated financial reporting in the fourth quarter of 2022, the company expects to record a pre-tax gain of approximately $1,278 (an after-tax gain of approximately $992), and will deconsolidate assets and liabilities with carrying values of approximately $146 and $32.
Additional investment in Recipe Unlimited Corporation
On October 28, 2022 the company acquired all of the multiple voting shares ("MVS") and subordinate voting shares in the capital of Recipe, other than those shares owned by the company and 9,398,729 MVS owned by Cara Holdings Limited, at a cash purchase price of Cdn$20.73 per share or approximately $342 (Cdn$466) in aggregate. The transaction was formally approved at a special meeting of shareholders of Recipe held on October 21, 2022, where 99.87% of all shareholders excluding Fairfax and Cara Holdings Limited voted in favour of the transaction. Court approval of the transaction was obtained on October 25, 2022, and the transaction closed on October 28, 2022. The transaction increased the company's equity ownership in Recipe from 39.4% at September 30, 2022 to approximately 84%, inclusive of Recipe shares held through the company’s investment in AVLNs entered with RiverStone Barbados. Recipe was subsequently de-listed from the Toronto Stock Exchange.
Nine months ended September 30, 2022
Consolidation of Grivalia Hospitality S.A.
On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. ("Grivalia Hospitality") to 78.4% from 33.5% by acquiring additional shares for cash consideration of $194.6 (€190.0) and commenced consolidating the assets, liabilities and results of operations of Grivalia Hospitality in the Non-insurance companies reporting segment. Grivalia Hospitality acquires, develops and manages hospitality real estate in Greece, Cyprus and Panama.
13.    Income Taxes
The company’s provision for (recovery of) income taxes for the three and nine months ended September 30 were comprised as follows:

	Third quarter		First nine months
	2022	2021	2022	2021
Current income tax:
Current year expense	99.9	81.7	276.2	281.3
Adjustments to prior years’ income taxes	0.7	(1.9)	(2.1)	(8.6)
	100.6	79.8	274.1	272.7
Deferred income tax:
Origination and reversal of temporary differences	(88.1)	39.3	(300.2)	269.5
Adjustments to prior years' deferred income taxes	(0.2)	(0.1)	16.7	14.9
Other	(6.7)	3.6	(2.8)	12.3
	(95.0)	42.8	(286.3)	296.7

Provision for (recovery of) income taxes	5.6	122.6	(12.2)	569.4

Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate for the three and nine months ended September 30 are presented in the following table:

	Third quarter		First nine months
	2022	2021	2022	2021

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	(19.5)	185.2	(219.5)	860.8
Non-taxable investment income	(25.4)	(67.8)	(0.5)	(117.4)
Tax rate differential on income and losses outside Canada	36.7	(76.4)	97.4	(256.7)
Change in unrecorded tax benefit of losses and temporary differences	67.9	100.3	92.8	61.6
Provision (recovery) relating to prior years	0.5	(2.0)	14.6	6.3
Foreign exchange effect	(26.8)	(28.5)	(19.9)	(15.3)
Change in tax rate for deferred income taxes	(9.1)	6.0	(3.3)	11.3
Other including permanent differences	(18.7)	5.8	26.2	18.8
Provision for (recovery of) income taxes	5.6	122.6	(12.2)	569.4
Non-taxable investment income of $25.4 and $0.5 in the third quarter and first nine months of 2022 (2021 - $67.8 and $117.4) was principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
The tax rate differential on income and losses outside Canada of $36.7 and $97.4 in the third quarter and first nine months of 2022 principally related to losses tax effected at lower rates in the U.K. and U.S., and at Allied World, partially offset by income taxed at lower rates in Barbados and Asia. The tax rate differential on income and losses outside Canada of $76.4 and $256.7 in the third quarter and first nine months of 2021 principally related to income taxed at lower rates in Asia (principally related to the unrealized gain recorded on the company's investment in Digit compulsory convertible preferred shares), and the first nine months also reflected income taxed at lower rates in the U.S. and at Allied World.
The change in unrecorded tax benefit of losses and temporary differences of $67.9 and $92.8 in the third quarter and first nine months of 2022 principally related to unrecorded deferred tax assets in the U.K. of $6.8 and $30.5, and in Canada of $51.5 and $61.7. The change in unrecorded tax benefit of losses and temporary differences of $100.3 and $61.6 in the third quarter and first nine months of 2021 principally related to unrecorded deferred tax assets in Canada of $103.9 and $65.0.
Other including permanent differences of $26.2 in the first nine months of 2022 principally related to a non-cash goodwill impairment charge on Farmers Edge recognized in the second quarter of 2022 as described in note 15.

14.    Financial Risk Management
Overview
There were no significant changes to the company's risk exposures, including underwriting risk, credit risk, liquidity risk, market risk and risks related to the COVID-19 pandemic, or the processes used by the company for managing those risk exposures at September 30, 2022 compared to those identified and discussed in the company's annual consolidated financial statements for the year ended December 31, 2021, except as described below. Additionally, the company evaluated the effects, or possible effects, on its business arising from the military conflict between Russia and Ukraine that commenced in February 2022 and concluded that there were no significant effects as the company's insurance subsidiaries and associate in Ukraine all continue to operate. The company's property and casualty insurance and reinsurance subsidiaries' operating results in the third quarter of 2022 included nominal net losses and in the first nine months of 2022 included net losses of $70.6 (incurred but not reported losses comprise approximately 95%) related to policies that have potential exposure to the conflict in Ukraine, primarily in marine, terrorism and political risk lines of business.

Credit Risk
Investments in debt instruments
The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table below. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher.

	September 30, 2022			December 31, 2021
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	16,937.6	16,453.5	59.0	5,248.2	5,237.3	36.1
AA/Aa	865.6	835.1	3.0	435.0	437.7	3.0
A/A	2,386.4	2,280.5	8.2	1,838.4	1,865.5	12.8
BBB/Baa	3,068.1	2,983.2	10.7	1,749.9	1,914.6	13.2
BB/Ba	1,763.0	1,567.3	5.6	1,840.9	1,808.3	12.4
B/B	232.0	221.6	0.8	115.0	114.8	0.8
Lower than B/B	106.7	106.3	0.4	58.4	62.9	0.4
Unrated(1)	3,610.9	3,433.3	12.3	2,935.3	3,092.5	21.3
Total	28,970.3	27,880.8	100.0	14,221.1	14,533.6	100.0
(1)    Includes the company's investments in first mortgage loans at September 30, 2022 of $2,282.0 (December 31, 2021 - $1,659.4) secured by real estate primarily in the U.S., Europe and Canada.
The increase in bonds rated AAA/Aaa primarily reflected net purchases of U.S. treasury and Canadian government bonds with 1 to 5 year terms of $10,317.2 and $1,387.0. The increase in bonds rated A/A and BBB/Baa was primarily due to net purchases of high quality corporate bonds of $541.3 and $1,526.8. The increase in unrated bonds was primarily due to net purchases of unrated first mortgage loans of $683.6.

Liquidity Risk
The holding company's known significant commitments for the remainder of 2022 consist of payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility and other investment related activities. The company may also make payments related to its derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Additionally, pursuant to the sale of RiverStone Barbados in 2021, the company, through financial instruments referred to as AVLNs, has guaranteed the value of approximately $1.1 billion of certain securities held by the purchaser and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash (a derivative obligation of $55.1 at September 30, 2022). On July 5, 2022, AVLNs with a guaranteed value of $543.4 were amended such that the underlying securities must be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2023. The remainder of the AVLNs are unchanged and their underlying securities must be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2022.
On August 16, 2022 the company completed an offering of $750.0 principal amount of 5.625% unsecured senior notes due August 16, 2032 for net proceeds of $743.4 after discount, commissions and expenses. On September 27, 2022 the company increased its ownership interest in Allied World to 82.9% from 70.9% for total consideration of $733.5, inclusive of the fair value of a call option exercised and an accrued dividend paid, and recorded a loss in retained earnings of $228.1 in net changes in capitalization in the consolidated statement of changes in equity.
During the third quarter and first nine months of 2022 the holding company received net cash of $59.5 and $134.0 (2021 - paid net cash of $72.3 and received net cash of $224.3) and the insurance and reinsurance subsidiaries paid net cash of $4.7 and $20.9 (2021 - paid net cash of $29.8 and received net cash of $167.0) in connection with long equity total return swaps (excluding the impact of collateral requirements).
Subsequent to September 30, 2022, on October 31, 2022, excluding the $250 in seller debentures, the holding company received net cash proceeds of approximately $900 from the sale of Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, as described in note 12.

Market Risk
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased in the first nine months of 2022 primarily due to net investments of existing cash and the proceeds from sales and maturities of U.S. treasury and Canadian provincial short term investments into U.S. treasury and Canadian government bonds with 1 to 5 year terms and short-dated high quality corporate bonds of $10,317.2, $1,387.0 and $1,891.7, respectively. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at September 30, 2022 of $259.1 (December 31, 2021 - $1,691.3) and maintained a relatively low duration on its bond portfolio (see note 5 for details of the company's fixed income maturity profile). The decrease in U.S. treasury bond forward contracts held primarily reflected the closing of certain contracts as interest rates increased during the third quarter of 2022 and from the corresponding decrease in the company's exposure to certain U.S. corporate bonds from sales completed in late 2021. There were no other significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2022 compared to December 31, 2021.
The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments, which the company believes to be reasonably possible in the current economic environment given the continued uncertainty caused by the conflict in Ukraine and the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	September 30, 2022			December 31, 2021
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	26,848.2	(835.9)	(3.7)	13,984.0	(418.4)	(3.8)
100 basis point increase	27,354.2	(426.2)	(1.9)	14,239.6	(224.3)	(2.0)
No change	27,880.8	—	—	14,533.6	—	—
100 basis point decrease	28,458.9	468.3	2.1	14,900.9	280.6	2.5
200 basis point decrease	29,112.3	997.6	4.4	15,327.9	607.5	5.5
(1)    Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at September 30, 2022 of $259.1 (December 31, 2021 - $1,691.3).
Market Price Fluctuations
The company's exposure to equity price risk through its equity and equity-related holdings decreased at September 30, 2022 compared to December 31, 2021 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings on the company's financial position at September 30, 2022 and December 31, 2021 and results of operations for the three and nine months ended September 30, 2022 and 2021:

	September 30, 2022		December 31, 2021		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Third quarter		First nine months
					2022	2021	2022	2021
Long equity exposures:
Common stocks	5,091.2	5,091.2	5,845.5	5,845.5	(85.9)	157.0	(492.7)	1,162.0
Preferred stocks – convertible(1)	46.5	46.5	54.5	54.5	(1.7)	(1.6)	(3.9)	2.3
Bonds – convertible	442.9	442.9	583.4	583.4	(24.6)	(105.8)	(210.8)	129.0
Investments in associates(1)(2)	7,281.4	6,454.1	7,192.1	5,496.6	42.9	7.1	45.2	10.8
Sale of non-insurance subsidiaries(3)(4)	—	—	—	—	—	91.9	4.6	189.8
Equity derivatives	2,343.0	82.7	2,590.2	455.3	(85.5)	(117.4)	(108.1)	449.8
Long equity exposures and financial effects	15,205.0	12,117.4	16,265.7	12,435.3	(154.8)	31.2	(765.7)	1,943.7

(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
(3)    On August 19, 2021 the company sold the operations of Toys "R" Us Canada and recorded a net realized gain of $85.7. On August 5, 2021 Mosaic Capital was privatized with a third party purchaser and deconsolidated by the company.
(4)    On April 29, 2021 Fairfax India completed the sale of Privi and recorded a net realized gain of $94.9.
The company's exposure to equity and equity-related holdings measured at FVTPL, comprised of long equity exposures in the table above with the exception of investments in associates, totaled $7,923.6 at September 30, 2022 (December 31, 2021 - $9,073.6).

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $27,116.4 at September 30, 2022 compared to $29,068.3 at December 31, 2021.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	September 30, 2022	December 31, 2021	September 30, 2022		December 31, 2021
Holding company cash and investments (net of derivative obligations)	804.9	1,446.2	804.9		1,446.2

Borrowings – holding company(7)	5,892.3	5,338.6	5,892.3		5,338.6
Borrowings – insurance and reinsurance companies(7)	711.5	790.7	711.5		790.7
Borrowings – non-insurance companies(7)	1,811.5	1,623.7	—		—
Total debt	8,415.3	7,753.0	6,603.8		6,129.3

Net debt(1)	7,610.4	6,306.8	5,798.9		4,683.1

Common shareholders’ equity	13,363.3	15,049.6	13,363.3		15,049.6
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	4,002.3	4,930.2	2,041.9		2,931.4
Total equity	18,701.1	21,315.3	16,740.7		19,316.5

Net debt/total equity	40.7%	29.6%	34.6%		24.2%
Net debt/net total capital(2)	28.9%	22.8%	25.7%		19.5%
Total debt/total capital(3)	31.0%	26.7%	28.3%		24.1%
Interest coverage(4)	n/a	10.6x	n/a	(6)	13.0x	(6)
Interest and preferred share dividend distribution coverage(5)	n/a	9.4x	n/a	(6)	11.1x	(6)
(1)    Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).
(2)    Net total capital is calculated by the company as the sum of total equity and net debt.
(3)    Total capital is calculated by the company as the sum of total equity and total debt.
(4)    Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.
(5)    Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividends adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
(6)    Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.
(7)    At September 30, 2022 the fair value of borrowings - holding company and insurance and reinsurance companies was $6,062.3 (December 31, 2021 - $6,666.3) and the fair value of borrowings - non-insurance companies was $1,730.4 (December 31, 2021 - $1,625.6).

15.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
On April 1, 2022 the company revised its property and casualty insurance and reinsurance reporting segments to those described below and believes the revised reporting segments provide better insight into the company's evaluation of operating performance, insurance risk exposure and strategic opportunities for these operating companies. The operating companies comprising each new reporting segment are similar in insurance risks underwritten, distribution methods used, and customer type and geographic areas served. Comparative periods have been revised to align with the new property and casualty insurance and reinsurance reporting segments. There were no changes to the company's other reporting segments. Life insurance and Run-off, which did not change, is comprised of Eurolife and Run-off and represents an aggregation of operating segments which are not included in any other reporting segment. Transactions between reporting segments have not been eliminated from individual segment results as management considers those transactions in assessing the performance of each segment.
North American Insurers - comprising Northbridge, Crum & Forster and Zenith National, this reporting segment provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.

Global Insurers and Reinsurers - comprising Allied World, Odyssey Group and Brit, this reporting segment provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.
International Insurers and Reinsurers - comprising a collection of international insurers, this reporting segment provides coverage for diverse insurance and reinsurance risks in local markets, primarily across Asia, Europe (excluding the U.K.) and Latin America. The International Insurers and Reinsurers reporting segment's business is underwritten by individual companies within Fairfax Asia, Fairfax Latin America and Fairfax Central and Eastern Europe, as well as Group Re, Bryte Insurance, and Eurolife’s property and casualty insurance operations.
Pursuant to the transaction described in note 12, on July 5, 2022 the company commenced consolidating Grivalia Hospitality in the Non-insurance companies reporting segment. There were no other significant changes to the identifiable assets and liabilities by operating segment at September 30, 2022 compared to December 31, 2021.

An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2022

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	2,017.2	4,103.4	762.9	6,883.5	39.4	—	—	—	6,922.9
Intercompany	19.4	21.7	56.8	97.9	—	—	—	(97.9)	—
	2,036.6	4,125.1	819.7	6,981.4	39.4	—	—	(97.9)	6,922.9
Net premiums written	1,731.8	3,342.0	499.3	5,573.1	38.1	—	—	—	5,611.2
Net premiums earned
External	1,593.5	3,338.4	420.7	5,352.6	39.3	—	—	—	5,391.9
Intercompany	(2.8)	(36.3)	39.1	—	—	—	—	—	—
	1,590.7	3,302.1	459.8	5,352.6	39.3	—	—	—	5,391.9
Underwriting expenses(1)	(1,482.7)	(3,441.5)	(445.3)	(5,369.5)	(44.9)	—	—	0.1	(5,414.3)
Underwriting profit (loss)	108.0	(139.4)	14.5	(16.9)	(5.6)	—	—	0.1	(22.4)
Interest income	66.0	121.0	25.3	212.3	17.1	2.5	(2.0)	(0.1)	229.8
Dividends	9.2	16.6	2.9	28.7	2.2	7.9	(0.1)	—	38.7
Investment expenses	(12.0)	(22.7)	(5.8)	(40.5)	(3.2)	(14.1)	(0.5)	46.3	(12.0)
Interest and dividends	63.2	114.9	22.4	200.5	16.1	(3.7)	(2.6)	46.2	256.5
Share of profit of associates	96.3	134.0	11.2	241.5	17.8	45.8	12.6	—	317.7
Other
Revenue	—	—	—	—	—	1,397.6	—	—	1,397.6
Expenses	—	—	—	—	—	(1,314.1)	—	—	(1,314.1)
	—	—	—	—	—	83.5	—	—	83.5
Operating income	267.5	109.5	48.1	425.1	28.3	125.6	10.0	46.3	635.3
Net gains (losses) on investments	(101.9)	(383.3)	(17.0)	(502.2)	(49.1)	22.5	9.7	—	(519.1)
Interest expense	(1.4)	(12.3)	(0.6)	(14.3)	(3.2)	(31.2)	(65.7)	—	(114.4)
Corporate overhead and other	(10.4)	(22.8)	(2.5)	(35.7)	—	—	6.5	(46.3)	(75.5)
Pre-tax income (loss)	153.8	(308.9)	28.0	(127.1)	(24.0)	116.9	(39.5)	—	(73.7)
Provision for income taxes									(5.6)
Net loss									(79.3)

Attributable to:
Shareholders of Fairfax									(75.1)
Non-controlling interests									(4.2)
									(79.3)

(1)    Property and casualty insurance and reinsurance underwriting expenses for the quarter ended September 30, 2022 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Loss & LAE - accident year	980.6	2,642.9	297.3	3,920.8
Commissions	264.2	538.2	84.1	886.5
Other underwriting expenses	258.3	260.8	90.9	610.0
Underwriting expenses - accident year	1,503.1	3,441.9	472.3	5,417.3
Net favourable claims reserve development	(20.4)	(0.4)	(27.0)	(47.8)
Underwriting expenses - calendar year	1,482.7	3,441.5	445.3	5,369.5

Quarter ended September 30, 2021

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	1,675.2	3,530.7	714.2	5,920.1	50.8	—	—	—	5,970.9
Intercompany	14.0	27.1	48.1	89.2	—	—	—	(89.2)	—
	1,689.2	3,557.8	762.3	6,009.3	50.8	—	—	(89.2)	5,970.9
Net premiums written	1,419.5	2,813.5	464.6	4,697.6	48.8	—	—	—	4,746.4
Net premiums earned
External	1,411.4	2,574.1	403.9	4,389.4	49.8	—	—	—	4,439.2
Intercompany	(12.0)	(19.1)	31.1	—	—	—	—	—	—
	1,399.4	2,555.0	435.0	4,389.4	49.8	—	—	—	4,439.2
Underwriting expenses(2)	(1,316.9)	(2,702.7)	(416.3)	(4,435.9)	(66.0)	—	—	0.1	(4,501.8)
Underwriting profit (loss)	82.5	(147.7)	18.7	(46.5)	(16.2)	—	—	0.1	(62.6)
Interest income	37.7	76.0	17.1	130.8	8.4	1.0	(1.7)	(1.5)	137.0
Dividends	11.4	11.0	2.2	24.6	1.3	11.6	0.5	—	38.0
Investment expenses	(9.8)	(26.6)	—	(36.4)	(3.3)	(29.2)	(1.3)	62.4	(7.8)
Interest and dividends	39.3	60.4	19.3	119.0	6.4	(16.6)	(2.5)	60.9	167.2
Share of profit of associates	79.3	79.0	13.9	172.2	7.2	7.0	40.9	—	227.3
Other
Revenue	—	—	—	—	—	1,367.2	—	—	1,367.2
Expenses	—	—	—	—	—	(1,331.9)	—	0.4	(1,331.5)
	—	—	—	—	—	35.3	—	0.4	35.7
Operating income (loss)	201.1	(8.3)	51.9	244.7	(2.6)	25.7	38.4	61.4	367.6
Net gains (losses) on investments(1)	(3.6)	(40.8)	361.3	316.9	5.2	93.1	(40.6)	—	374.6
Gain on sale and consolidation of insurance subsidiaries	—	—	4.4	4.4	—	—	130.5	—	134.9
Interest expense	(2.2)	(12.2)	(0.5)	(14.9)	(0.2)	(31.4)	(64.2)	1.0	(109.7)
Corporate overhead and other	(9.3)	(17.7)	(3.7)	(30.7)	(3.5)	—	27.9	(62.4)	(68.7)
Pre-tax income (loss)	186.0	(79.0)	413.4	520.4	(1.1)	87.4	92.0	—	698.7
Provision for income taxes									(122.6)
Net earnings									576.1

Attributable to:
Shareholders of Fairfax									462.4
Non-controlling interests									113.7
									576.1

(1)    Includes net gains on investments at Non-insurance companies primarily related to the deconsolidation of Toys "R" Us Canada of $85.7.
(2)     Property and casualty insurance and reinsurance underwriting expenses for the quarter ended September 30, 2021 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Loss & LAE - accident year	850.0	2,086.4	261.4	3,197.8
Commissions	244.5	395.1	77.7	717.3
Other underwriting expenses	232.8	267.2	90.4	590.4
Underwriting expenses - accident year	1,327.3	2,748.7	429.5	4,505.5
Net favourable claims reserve development	(10.4)	(46.0)	(13.2)	(69.6)
Underwriting expenses - calendar year	1,316.9	2,702.7	416.3	4,435.9

Nine months ended September 30, 2022

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	5,730.1	12,798.0	2,231.1	20,759.2	134.3	—	—	—	20,893.5
Intercompany	38.7	75.4	162.9	277.0	—	—	—	(277.0)	—
	5,768.8	12,873.4	2,394.0	21,036.2	134.3	—	—	(277.0)	20,893.5
Net premiums written	4,936.0	10,148.0	1,445.0	16,529.0	129.9	—	—	—	16,658.9
Net premiums earned
External	4,571.7	9,359.2	1,250.9	15,181.8	129.1	—	—	—	15,310.9
Intercompany	(16.4)	(97.1)	113.5	—	—	—	—	—	—
	4,555.3	9,262.1	1,364.4	15,181.8	129.1	—	—	—	15,310.9
Underwriting expenses(1)	(4,218.9)	(9,009.0)	(1,344.7)	(14,572.6)	(130.1)	—	—	0.4	(14,702.3)
Underwriting profit (loss)	336.4	253.1	19.7	609.2	(1.0)	—	—	0.4	608.6
Interest income	156.2	275.9	65.3	497.4	38.0	6.9	17.8	(0.5)	559.6
Dividends	25.9	44.2	11.8	81.9	8.3	19.1	0.5	—	109.8
Investment expenses	(33.5)	(67.6)	(11.6)	(112.7)	(10.2)	10.3	(2.1)	73.8	(40.9)
Interest and dividends	148.6	252.5	65.5	466.6	36.1	36.3	16.2	73.3	628.5
Share of profit of associates	189.6	334.1	33.3	557.0	35.9	109.2	56.3	—	758.4
Other
Revenue	—	—	—	—	—	3,913.1	—	—	3,913.1
Expenses	—	—	—	—	—	(3,898.4)	—	—	(3,898.4)
	—	—	—	—	—	14.7	—	—	14.7
Operating income	674.6	839.7	118.5	1,632.8	71.0	160.2	72.5	73.7	2,010.2
Net gains (losses) on investments	(515.4)	(1,293.9)	(217.5)	(2,026.8)	(332.5)	84.3	(6.4)	—	(2,281.4)
Interest expense	(4.4)	(38.5)	(2.1)	(45.0)	(9.9)	(84.1)	(188.2)	0.1	(327.1)
Corporate overhead and other	(27.6)	(70.5)	(9.7)	(107.8)	(0.8)	—	(47.6)	(73.8)	(230.0)
Pre-tax income (loss)	127.2	(563.2)	(110.8)	(546.8)	(272.2)	160.4	(169.7)	—	(828.3)
Recovery of income taxes									12.2
Net loss									(816.1)

Attributable to:
Shareholders of Fairfax									(831.0)
Non-controlling interests									14.9
									(816.1)

(1)    Property and casualty insurance and reinsurance underwriting expenses for the nine months ended September 30, 2022 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Loss & LAE - accident year	2,759.3	6,583.8	899.8	10,242.9
Commissions	746.5	1,528.0	248.0	2,522.5
Other underwriting expenses	766.0	882.1	276.7	1,924.8
Underwriting expenses - accident year	4,271.8	8,993.9	1,424.5	14,690.2
Net (favourable) adverse claims reserve development	(52.9)	15.1	(79.8)	(117.6)
Underwriting expenses - calendar year	4,218.9	9,009.0	1,344.7	14,572.6

Nine months ended September 30, 2021

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	4,821.8	10,511.2	1,992.8	17,325.8	50.8	—	—	—	17,376.6
Intercompany	20.7	73.6	130.7	225.0	—	—	—	(225.0)	—
	4,842.5	10,584.8	2,123.5	17,550.8	50.8	—	—	(225.0)	17,376.6
Net premiums written	4,186.3	7,936.6	1,250.1	13,373.0	48.8	—	—	—	13,421.8
Net premiums earned
External	3,958.5	7,083.3	1,092.4	12,134.2	49.8	—	—	—	12,184.0
Intercompany	(42.6)	(51.2)	93.8	—	—	—	—	—	—
	3,915.9	7,032.1	1,186.2	12,134.2	49.8	—	—	—	12,184.0
Underwriting expenses(2)	(3,652.8)	(7,008.3)	(1,142.7)	(11,803.8)	(119.3)	—	—	0.1	(11,923.0)
Underwriting profit (loss)	263.1	23.8	43.5	330.4	(69.5)	—	—	0.1	261.0
Interest income	116.7	233.3	49.0	399.0	14.6	2.0	29.1	(6.5)	438.2
Dividends	18.2	24.9	8.5	51.6	5.0	21.8	(1.1)	—	77.3
Investment expenses	(30.1)	(72.3)	(7.0)	(109.4)	(6.3)	(149.9)	(2.4)	248.4	(19.6)
Interest and dividends	104.8	185.9	50.5	341.2	13.3	(126.1)	25.6	241.9	495.9
Share of profit of associates	110.4	128.1	31.1	269.6	13.0	9.6	54.8	—	347.0
Other
Revenue	—	—	—	—	—	3,758.5	—	0.5	3,759.0
Expenses	—	—	—	—	—	(3,745.6)	—	5.3	(3,740.3)
	—	—	—	—	—	12.9	—	5.8	18.7
Operating income (loss)	478.3	337.8	125.1	941.2	(43.2)	(103.6)	80.4	247.8	1,122.6
Net gains on investments(1)	412.9	607.5	865.4	1,885.8	70.0	286.2	264.8	—	2,506.8
Gain on sale and consolidation of insurance subsidiaries	—	62.6	53.8	116.4	—	—	130.5	—	246.9
Interest expense	(6.9)	(37.7)	(1.2)	(45.8)	(0.6)	(105.0)	(243.3)	1.1	(393.6)
Corporate overhead and other	(39.1)	(59.2)	(9.8)	(108.1)	(3.6)	—	125.7	(248.4)	(234.4)
Pre-tax income	845.2	911.0	1,033.3	2,789.5	22.6	77.6	358.1	0.5	3,248.3
Provision for income taxes									(569.4)
Net earnings									2,678.9

Attributable to:
Shareholders of Fairfax									2,469.8
Non-controlling interests									209.1
									2,678.9

(1)    Includes net gains on investments at Non-insurance companies of $94.9 and $85.7 pursuant to the deconsolidation of Privi (by Fairfax India) and Toys "R" Us Canada, respectively.
(2)    Property and casualty insurance and reinsurance underwriting expenses for the nine months ended September 30, 2021 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Loss & LAE - accident year	2,341.8	5,138.1	725.0	8,204.9
Commissions	663.4	1,126.5	211.0	2,000.9
Other underwriting expenses	684.1	808.1	250.3	1,742.5
Underwriting expenses - accident year	3,689.3	7,072.7	1,186.3	11,948.3
Net favourable claims reserve development	(36.5)	(64.4)	(43.6)	(144.5)
Underwriting expenses - calendar year	3,652.8	7,008.3	1,142.7	11,803.8

Revenue and expenses of the Non-insurance companies reporting segment were comprised as follows for the three and nine months ended September 30:

	Third quarter
	Restaurants and retail		Fairfax India(1)		Thomas Cook India(2)		Other		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	453.8	555.2	53.3	39.6	165.4	47.8	725.1	724.6	1,397.6	1,367.2
Expenses	(415.6)	(498.4)	(53.3)	(37.5)	(163.8)	(63.5)	(681.4)	(732.5)	(1,314.1)	(1,331.9)
Pre-tax income (loss) before interest expense and other(3)	38.2	56.8	—	2.1	1.6	(15.7)	43.7	(7.9)	83.5	35.3
Interest and dividends	2.4	2.3	(6.5)	(19.5)	—	(0.1)	0.4	0.7	(3.7)	(16.6)
Share of profit (loss) of associates	—	(0.6)	45.0	6.7	0.1	—	0.7	0.9	45.8	7.0
Operating income (loss)	40.6	58.5	38.5	(10.7)	1.7	(15.8)	44.8	(6.3)	125.6	25.7
Net gains (losses) on investments	(0.3)	9.4	57.2	93.3	(0.3)	(0.5)	(34.1)	(9.1)	22.5	93.1
Pre-tax income (loss) before interest expense	40.3	67.9	95.7	82.6	1.4	(16.3)	10.7	(15.4)	148.1	118.8

	First nine months
	Restaurants and retail		Fairfax India(1)		Thomas Cook India(2)		Other(4)		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	1,270.6	1,373.6	160.4	188.3	378.1	143.4	2,104.0	2,053.2	3,913.1	3,758.5
Expenses	(1,175.4)	(1,318.3)	(152.6)	(169.3)	(376.4)	(185.3)	(2,194.0)	(2,072.7)	(3,898.4)	(3,745.6)
Pre-tax income (loss) before interest expense and other(3)	95.2	55.3	7.8	19.0	1.7	(41.9)	(90.0)	(19.5)	14.7	12.9
Interest and dividends	7.2	5.2	34.1	(131.2)	—	(0.1)	(5.0)	—	36.3	(126.1)
Share of profit (loss) of associates	—	—	107.2	8.3	0.3	(0.2)	1.7	1.5	109.2	9.6
Operating income (loss)	102.4	60.5	149.1	(103.9)	2.0	(42.2)	(93.3)	(18.0)	160.2	(103.6)
Net gains (losses) on investments	8.9	28.5	79.3	261.6	0.3	(3.3)	(4.2)	(0.6)	84.3	286.2
Pre-tax income (loss) before interest expense	111.3	89.0	228.4	157.7	2.3	(45.5)	(97.5)	(18.6)	244.5	182.6
(1)    These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.
(2)    These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(3)    Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.
(4)    Included in Expenses is a non-cash goodwill impairment charge on Farmers Edge of $109.2 recognized in the second quarter of 2022.

16.    Related Party Transactions
Thomas Cook India conversion of preferred shares
During the first nine months of 2022 the company converted its preferred shares in Thomas Cook India to common shares, which increased the company's ownership interest by 6.6%. See note 11.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of November 3, 2022)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)
Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations
(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022, and the notes to the MD&A in the company's 2021 Annual Report.
(2)In this MD&A, Life Insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.
(3)Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company's measures and ratios, which include:
Supplementary Financial Measures – Gross premiums written, net premiums written, underwriting profit (loss), corporate overhead, combined ratio, loss ratio, expense ratio, commission expense ratio, underwriting expense ratio, accident year loss ratio, accident year combined ratio, combined ratio points, float, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $10.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents all of these measures on a consolidated basis and also on a consolidated basis excluding consolidated non-insurance companies.
Total of Segments Measures – Operating income (loss), and various supplementary financial measures presented for the property and casualty insurance and reinsurance segments in aggregate.
Non-GAAP Financial Measures – Excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance

Results of Operations

Property and Casualty Insurance and Reinsurance Operations
Underwriting Performance
Highlights for the third quarter and first nine months of 2022, with comparisons to the third quarter and first nine months of 2021 except as otherwise noted, included the following:
•On April 1, 2022 the company revised its property and casualty insurance and reinsurance reporting segments to those described in note 15 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2022 and believes the revised reporting segments provide better insight into the company's evaluation of operating performance, insurance risk exposure and strategic opportunities for these operating companies. The operating companies comprising each new reporting segment are similar in insurance risks underwritten, distribution methods used, and customer type and geographic areas served. Comparative periods have been revised to align with the new property and casualty insurance and reinsurance reporting segments. There were no changes to the company's other reporting segments.
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 18.6% and 23.6% to $5,573.1 and $16,529.0 from $4,697.6 and $13,373.0, while gross premiums written increased by 16.3% and 19.8%, primarily reflecting new business and continued incremental rate increases.

•The consolidated underwriting performance of the property and casualty insurance and reinsurance operations in the third quarter of 2022 continued to be very strong, with growth in gross premiums written and net premiums written as discussed above. Despite significant catastrophe losses of $803.3 or 15.0 combined ratio points, principally from Hurricane Ian of $560.6 or 10.5 combined ratio points, the property and casualty insurance and reinsurance operations' combined ratio was 100.3%, producing an underwriting loss of $16.9. Many of the underlying core insurance and reinsurance companies continued to achieve combined ratios below 95% with Allied World and Northbridge continuing to lead the way at 90.2% and 90.3%, Zenith National at 93.8% and Crum & Forster at 94.7%, with the catastrophe losses principally impacting Brit and Odyssey Group with combined ratios of 117.4% and 107.8%.
•The consolidated combined ratio of the property and casualty insurance and reinsurance operations of 100.3% in the third quarter of 2022 compared to a combined ratio of 101.1% in the third quarter of 2021, with the improvement driven by significant growth in business volumes (net premiums earned increased by 21.9%) and reduced underwriting expense (primarily reflecting increased premiums earned relative to more modest increases in other underwriting expenses, principally in the Global Insurers and Reinsurers reporting segment), partially offset by increased catastrophe losses in the third quarter of 2022 primarily related to $560.6 from Hurricane Ian.
•The consolidated combined ratio of the property and casualty insurance and reinsurance operations was 96.0% in the first nine months of 2022, producing an underwriting profit of $609.2, compared to a combined ratio of 97.3% and an underwriting profit of $330.4 in the first nine months of 2021, driven by significant growth in business volumes (net premiums earned increased by 25.1%) and lower underwriting expenses, partially offset by increased catastrophe losses in the first nine months of 2022. The continued strong underwriting performance was driven primarily by:

	Third quarter		First nine months
	Combined ratio	Underwriting profit (loss)	Combined ratio	Underwriting profit (loss)
North American Insurers	93.2%	108.0	92.6%	336.4
Northbridge	90.3%	49.0	88.3%	169.0
Crum & Forster	94.7%	47.2	94.6%	137.6
Zenith National	93.8%	11.8	94.5%	29.8

Global Insurers and Reinsurers	104.2%	(139.4)	97.3%	253.1
Allied World	90.2%	104.8	91.5%	261.0
Odyssey Group	107.8%	(117.4)	99.1%	36.0
Brit	117.4%	(126.8)	102.2%	(43.9)
•Current period catastrophe losses in the third quarter and first nine months of 2022 were $803.3 and $1,098.5 or 15.0 and 7.2 combined ratio points, principally reflecting exposure to Hurricane Ian, France hailstorms and the Australian floods compared to $604.6 and $953.8 or 13.9 and 7.9 combined ratio points in the third quarter and first nine months of 2021 which primarily reflected the impact of Hurricane Ida, the U.S. winter storms and the European floods.

Non-insurance companies
Operating income (loss) - Non-insurance companies
•Excluding the impact of Fairfax India’s performance fees to Fairfax (an accrual of $4.8 and $18.6 in the third quarters of 2022 and 2021), which are offset upon consolidation, operating income of the non-insurance companies increased by $86.1 to $130.4 in the third quarter of 2022 primarily related to Other (primarily stronger operating income at AGT stemming from increased business volumes and improved margins) and Fairfax India (primarily higher share of profit of associates).

Investment Performance
Interest and dividends
•Interest and dividends increased to $256.5 and $628.5 in the third quarter and first nine months of 2022 from $167.2 and $495.9 in the third quarter and first nine months of 2021, primarily reflecting higher interest income earned, principally due to a general increase in sovereign bond yields, net purchases of U.S. treasury bonds, Canadian government bonds, first mortgage loans and other government bonds during 2021 and the first nine months of 2022 (reflecting the company's investments into U.S. treasury and Canadian government bonds with 1 to 3 year terms, short-dated high quality corporate bonds and first mortgage loans of $6,163.2, $1,263.7, $1,891.7 and $683.6, respectively). In addition, the increase in interest and dividends also reflected the company's investment in U.S. treasury and Canadian government bonds with 3 to 5 year terms of $4,154.0 and $123.3 respectively, and increased dividend income earned on preferred stocks, partially offset by lower dividend income earned from long equity total return swaps.

•At September 30, 2022 the company's insurance and reinsurance companies held portfolio investments of $49.2 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $8.2 billion was in cash and short term investments representing 16.7% of those portfolio investments. With the short duration of 1.6 years on the $36.6 billion in cash and principally short-dated investments (comprised of short term investments and the bond portfolio which is mainly invested in short-dated U.S. treasuries), the fixed income portfolio only dropped 3.1% in the first nine months of 2022 (0.7% decline in the third quarter of 2022), while interest and dividend income increased significantly due to rising interest rates, from a run rate of approximately $530 annually at the end of 2021 to a current run rate of approximately $1.2 billion annually. During the first nine months of 2022 the company primarily used existing cash and the proceeds from sales and maturities of short-dated investments to make net purchases of $11.7 billion of U.S. treasuries and Canadian government bonds with 1 to 5 year terms, which benefited interest and dividend income in the third quarter of 2022 and will significantly benefit the remainder of 2022 and future periods.

Share of profit of associates
•Share of profit of associates increased to $317.7 in the third quarter of 2022 from $227.3 in the third quarter of 2021, primarily reflecting the company's increased share of profit of EXCO Resources (share of profit of $43.5 compared to share of loss of $16.7), Atlas (share of profit of $58.3 compared to $20.3) and Eurobank (share of profit of $80.2 compared to $43.3). Share of profit of associates increased to $758.4 in the first nine months of 2022 from $347.0 in the first nine months of 2021, primarily reflecting the company's increased share of profit of Atlas (share of profit of $180.0 compared to $7.4), Eurobank (share of profit of $229.6 compared to $142.4), EXCO Resources (share of profit of $43.0 compared to share of loss of $20.5) and Resolute (share of profit of $159.3 compared to $106.9).

Net gains (losses) on investments
•Net losses on investments of $519.1 and $2,281.4 consisted of the following:

	Third quarter of 2022			First nine months of 2022
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Equity exposures	265.3	(420.1)	(154.8)	535.9	(1,301.6)	(765.7)
Bonds	(57.4)	(185.0)	(242.4)	(0.2)	(1,149.7)	(1,149.9)
Other	(4.9)	(117.0)	(121.9)	59.0	(424.8)	(365.8)
	203.0	(722.1)	(519.1)	594.7	(2,876.1)	(2,281.4)

•Net losses on equity exposures of $154.8 in the third quarter of 2022 reflected the 5.3% drop in the S&P 500 in the quarter and was primarily comprised of unrealized depreciation of common stocks, convertible bonds, equity warrants and long equity total return swaps (inclusive of net losses of $82.3 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares), partially offset by net gains on the AVLNs entered with RiverStone Barbados. Net losses on equity exposures of $765.7 in the first nine months of 2022 was primarily comprised of unrealized depreciation of common stocks, convertible bonds and equity warrants, and net losses on the AVLNs entered with RiverStone Barbados, partially offset by net appreciation of long equity total return swaps.
•Net losses on bonds of $242.4 in the third quarter of 2022 included net losses on U.S. treasuries of $193.8, net losses on corporate and other bonds of $90.0 (principally U.S. and other corporate bonds) and net losses on Greek government bonds of $39.4 (that mostly back Eurolife's reserves), partially offset by net gains on U.S. treasury bond forward contracts of $59.7. Net losses on bonds of $1,149.9 in the first nine months of 2022 included net losses on U.S. treasuries and Canadian government bonds of $531.1, net losses on corporate and other bonds of $435.6, net losses on Greek government bonds of $174.4 (that mostly back Eurolife's reserves) and net losses on U.S. state and municipal bonds of $86.1, partially offset by net gains on U.S. treasury bond forward contracts of $159.7. At September 30, 2022 the company's fixed income portfolio duration remained low at approximately 1.6 years on $36.6 billion invested in cash and principally short-dated investments (comprised of short term investments and the bond portfolio which is mainly invested in short-dated U.S. treasuries). The low duration should limit the impact of rising interest rates on the company's bond portfolio, as experienced with a decline of only 0.7% and 3.1% in the fixed income portfolio in the third quarter and first nine months of 2022, while enabling the company to benefit significantly from increased interest income in the remainder of 2022 and in future periods as the portfolio is primarily deployed into one to five year treasury bonds.
•Net losses on other of $121.9 and $365.8 were primarily comprised of unrealized foreign exchange losses of $141.9 and $377.9 principally related to the strengthening of the U.S dollar against the company's investments denominated in the Indian rupee, Sri Lankan rupee, Canadian dollar, British pound and Egyptian pound.

Financial Condition
•Maintaining an emphasis on financial soundness, the company held $873.5 of cash and investments at the holding company at September 30, 2022 compared to $1,478.3 at December 31, 2021, with its $2.0 billion unsecured revolving credit facility principally undrawn. Subsequent to September 30, 2022, on October 31, 2022, excluding the $250 in seller debentures, the holding company received net cash proceeds of approximately $900 from the sale of Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations. Holding company cash and investments, as previously described, supports the company's decentralized structure and enables the company to deploy capital efficiently to its insurance and reinsurance companies. On June 29, 2022 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms which extended the expiry from June 29, 2026 to June 29, 2027.
•At September 30, 2022 the pre-tax deficiency of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $424.1, a decrease of $770.5 from the pre-tax excess of fair value over carrying value of investments of $346.4 at December 31, 2021, reflecting the global financial market volatility experienced during the period. The pre-tax deficiency of $424.1 is not reflected in the company’s book value per basic share, but is regularly reviewed by management as an indicator of investment performance. Refer to the Financial Condition section of this MD&A, under the heading Book Value Per Basic Share for details.
•Float of the property and casualty insurance and reinsurance operations increased by 10.3% to $28,599.0 at September 30, 2022 from $25,936.8 at December 31, 2021.
•On August 16, 2022 the company completed an offering of $750.0 principal amount of 5.625% unsecured senior notes due August 16, 2032 for net proceeds of $743.4 after discount, commissions and expenses. On September 27, 2022 the company increased its ownership interest in Allied World to 82.9% from 70.9% for total consideration of $733.5, inclusive of the fair value of a call option exercised and an accrued dividend paid, and recorded a loss in retained earnings of $228.1 in net changes in capitalization in the consolidated statement of changes in equity.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 28.3% at September 30, 2022 from 24.1% at December 31, 2021 primarily due to the issuance of the unsecured senior notes due in 2032 (with no significant holding company debt maturities until 2024), a decrease in common shareholders' equity as discussed below, and a decrease in non-controlling interests principally as a result of the acquisition of additional common shares of Allied World from non-controlling interests. In May 2022 Standard & Poor's upgraded Fairfax's issuer credit rating from "BBB-" to "BBB" and the subsidiary financial strength ratings from "A-" to "A", primarily reflecting an improved competitive position assessment for Fairfax's insurance and reinsurance operations to very strong.
•Common shareholders’ equity decreased to $13,363.3 at September 30, 2022 from $15,049.6 at December 31, 2021, primarily reflecting:
◦net loss attributable to shareholders of Fairfax of $831.0 (third quarter of 2022 - $75.1),
◦other comprehensive loss of $493.3 relating to unrealized foreign currency losses net of hedges,
◦payments of common and preferred share dividends of $283.4, and
◦a loss recorded in retained earnings of $149.3, principally related to the acquisition of additional common shares of Allied World from non-controlling interests, partially offset by
◦other comprehensive income relating to net gains on defined benefit plans of $156.2.
•Book value per basic share was $569.97 at September 30, 2022 compared to $630.60 at December 31, 2021, representing a decrease per basic share in the first nine months of 2022 of 9.6% (a decrease of 7.9% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2022). At September 30, 2022 there were 23,445,778 common shares effectively outstanding.
•On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. ("Grivalia Hospitality") to 78.4% from 33.5% by acquiring additional shares for cash consideration of $194.6 (€190.0) and commenced consolidating Grivalia Hospitality in the third quarter of 2022. Grivalia Hospitality acquires, develops and manages hospitality real estate in Greece, Cyprus and Panama.
•There were no other significant acquisitions or divestitures that closed during the first nine months of 2022.
◦On October 31, 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company ("JAB"). As part of the transaction, the company received proceeds of $1.4 billion in the form of $1.15 billion in cash and $250 in seller debentures, and the company has a commitment to invest $200.0 in JCP V, a JAB consumer fund. In its consolidated financial reporting in the fourth quarter of 2022 the company expects to record a pre-tax gain of approximately $1,278 (an after-tax gain of approximately $992), and will deconsolidate assets and liabilities with carrying values of approximately $146 and $32.

◦On October 31, 2022 a consortium composed of the company, the Washington Family, David Sokol, Chairman of the Board of Directors of Atlas, and Ocean Network Express Pte. Ltd., a global container, transportation and shipping company (collectively, the "Consortium"), signed a definitive agreement to acquire all of the outstanding common shares of Atlas, other than those shares owned by the Consortium, at a cash purchase price of $15.50, plus payment of all ordinary course dividends up until closing of the transaction. Pursuant to the transaction, the company would transfer its approximate 45% interest in Atlas, inclusive of the company's interest upon eventual exercise of its holdings in Atlas equity warrants, into an entity formed by the Consortium, and is not obligated to purchase any additional interest not already owned by the Consortium. The other members of the Consortium have committed to fully fund the cash component of the transaction, and the company would continue its ownership in Atlas as part of the Consortium. Closing of the transaction is expected to be completed in the first half of 2023 and is subject to receipt of shareholder and regulatory approvals and certain other customary closing conditions.
◦On October 28, 2022 the company acquired all of the multiple voting shares ("MVS") and subordinate voting shares in the capital of Recipe, other than those shares owned by the company and 9,398,729 MVS owned by Cara Holdings Limited, at a cash purchase price of Cdn$20.73 per share or approximately $342 (Cdn$466) in aggregate. The transaction was formally approved at a special meeting of shareholders of Recipe held on October 21, 2022, where 99.87% of all shareholders other than Fairfax and Cara Holdings Limited voted in favour of the transaction. Court approval of the transaction was obtained on October 25, 2022, and the transaction closed on October 28, 2022. The transaction increased the company's equity ownership in Recipe from 39.4% at September 30, 2022 to approximately 84%, inclusive of Recipe shares held through the company’s investment in AVLNs entered with RiverStone Barbados. Recipe was subsequently de-listed from the Toronto Stock Exchange.
◦On July 5, 2022 Domtar Corporation entered into a definitive agreement with Resolute to acquire all outstanding common shares of Resolute for a combination of cash consideration of $20.50 and a Contingent Value Right ("CVR") per Resolute common share. The CVR provides holders with the right to a share of any future softwood lumber duty deposit refunds. Closing of the transaction is subject to shareholder approval, which was received on October 31, 2022, and regulatory approvals and satisfaction of other customary closing conditions, and is expected to close in the first half of 2023. Pursuant to the proposed transaction, on July 5, 2022 the company measured its investment in Resolute as held for sale and ceased applying the equity method of accounting, with the carrying value of the associate at September 30, 2022 equal to the fair value of the cash consideration. Consequently, the company currently does not expect to record any gains on closing of this proposed transaction.
◦In June 2022, Digit Insurance and the company applied to the Insurance Regulatory and Development Authority of India ("IRDAI") for approval to convert the company's holdings in compulsory convertible preferred shares issued by Go Digit Infoworks ("Digit CCPS") into equity shares of Go Digit Infoworks ("Digit"). The IRDAI subsequently communicated that the application cannot be considered in its current form as conversion of the Digit CCPS would result in Digit (currently classified as an Indian promoter of Digit Insurance) becoming a subsidiary of the company, which is currently prohibited for Indian promoters, notwithstanding that the foreign direct investment rules have been amended to allow foreign investors to own up to 74% in an Indian insurance company. Digit, Digit Insurance and the company intend to continue to explore all avenues under applicable law to achieve the company’s majority ownership of Digit through conversion of the company’s Digit CCPS, and the company expects to record a gain of approximately $375 when it achieves majority ownership of Digit.

Conflict in Ukraine
On February 24, 2022 Russia invaded Ukraine, causing a major humanitarian crisis. As a result, countries around the world have imposed economic sanctions against Russia, largely led by western nations ("the conflict in Ukraine") including bans on the import of Russian oil and natural gas by certain countries including Canada and the U.S. As such, oil and other commodity prices increased sharply and were volatile throughout and subsequent to September 2022.
The company's insurance operations located in Ukraine (comprised of the company's 70.0% equity interest in Fairfax Ukraine, which consists of ARX Insurance and Universalna, and Colonnade Insurance's wholly-owned Ukrainian insurance company) have all continued to operate, with continued efforts on maintaining sales, finance, marketing, operations and claims handling processes, leveraging the remote work environment established during the COVID-19 crisis. The company's property and casualty insurance and reinsurance subsidiaries' operating results in the third quarter of 2022 included nominal net losses and in the first nine months of 2022 included net losses of $70.6 (approximately 95% incurred but not reported losses), or 0.5% combined ratio points, directly related to insurance policies that have potential exposure to the conflict in Ukraine, primarily in marine, terrorism and political risk lines of business in the Global Insurers and Reinsurers reporting segment.
The company's investment in associate, Astarta Holding N.V., is located in Ukraine and also continued to operate with no significant effects reported on its underlying operations in the first nine months of 2022. The company will continue to monitor the potential impact the conflict in Ukraine may have on its businesses.

Sources of Income
Income for the three and nine months ended September 30, 2022 and 2021 was comprised as follows:

	Third quarter		First nine months
	2022	2021	2022	2021
Net premiums written:
Property and casualty insurance and reinsurance	5,573.1	4,697.6	16,529.0	13,373.0
Life insurance and Run-off	38.1	48.8	129.9	48.8
Consolidated	5,611.2	4,746.4	16,658.9	13,421.8

Net premiums earned:
North American Insurers	1,590.7	1,399.4	4,555.3	3,915.9
Global Insurers and Reinsurers	3,302.1	2,555.0	9,262.1	7,032.1
International Insurers and Reinsurers	459.8	435.0	1,364.4	1,186.2
Property and casualty insurance and reinsurance	5,352.6	4,389.4	15,181.8	12,134.2
Life insurance and Run-off	39.3	49.8	129.1	49.8
Consolidated	5,391.9	4,439.2	15,310.9	12,184.0
Interest and dividends	256.5	167.2	628.5	495.9
Share of profit of associates	317.7	227.3	758.4	347.0
Net gains (losses) on investments	(519.1)	374.6	(2,281.4)	2,506.8
Gain on sale and consolidation of insurance subsidiaries	—	134.9	—	246.9
Other revenue(1)	1,397.6	1,367.2	3,913.1	3,759.0
	6,844.6	6,710.4	18,329.5	19,539.6
(1)    Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe, Sporting Life and Golf Town, Thomas Cook India and its subsidiary Sterling Resorts, Fairfax India and its subsidiaries, AGT, Boat Rocker, Dexterra Group and Farmers Edge. Also included in the third quarter and first nine months of 2021 is the revenue earned by Toys "R" Us Canada (deconsolidated on August 19, 2021) and Mosaic Capital (deconsolidated on August 5, 2021).
Net premiums written increased to $5,611.2 and $16,658.9 in the third quarter and first nine months of 2022 from $4,746.4 and $13,421.8 in the third quarter and first nine months of 2021, principally attributable to the Global Insurers and Reinsurers and the North American Insurers (primarily at Crum & Forster and Northbridge) reporting segments, primarily reflecting increased business volumes and rate increases across most lines of business and increased retention as a result of increased business volumes in lines which are principally retained. Refer to Components of Net Earnings in this MD&A for details by reporting segment.
Income of $6,844.6 in the third quarter of 2022 increased from $6,710.4 in the third quarter of 2021, primarily reflecting increased net premiums earned, primarily in the Global Insurers and Reinsurers and North American Insurers reporting segments, increased share of profit of associates and interest and dividend income, partially offset by net losses on investments that related to the short-term impact of rising interest rates on the company's bond portfolio and the impact on the equity portfolio from the global financial market volatility experienced during the quarter compared to net gains on investments in the prior period.
Income of $18,329.5 in the first nine months of 2022 decreased from $19,539.6 in the first nine months of 2021, primarily as a result of net losses on investments, reflecting the factors as discussed above for net losses on investments in the third quarter of 2022, and gain on the consolidation of insurance subsidiaries in the first nine months of 2021, partially offset by continued strong increases in net premiums earned from the property and casualty insurance and reinsurance operations of $3,047.6, increased share of profit of associates and Other revenue, and higher interest and dividends principally as a result of investments into U.S. treasury and Canadian government bonds with a 1 to 5 year term and short-dated high quality corporate bonds.
The continued strong growth in net premiums earned in the third quarter and first nine months of 2022 of $952.7 and $3,126.9, or growth of 21.5% and 25.7%, principally reflected continued strong increases in net premiums written during 2022 and 2021 from the company’s property and casualty insurance and reinsurance operations, primarily due to increased business volumes and continued rate increases in most lines of business.
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the third quarters and first nine months of 2022 and 2021 is provided in the Overview of Consolidated Performance at the beginning of this MD&A, under the heading Investment Performance, with additional details on net gains (losses) on investments provided in the Investments section later in this MD&A.
The modest increase in other revenue to $1,397.6 in the third quarter of 2022 from $1,367.2 in the third quarter of 2021 principally reflected increased business volumes at AGT, Thomas Cook India (from continued easing of COVID-19 related travel restrictions and increased domestic and international travel), Dexterra Group (primarily driven by local acquisitions in the first quarter of 2022) and Recipe, partially offset by the deconsolidation of Toys "R" Us Canada (on August 19, 2021) and Mosaic Capital (on August 5, 2021).

The increase in other revenue to $3,913.1 in the first nine months of 2022 from $3,759.0 in the first nine months of 2021 principally reflected the factors discussed above for the increase in the third quarter of 2022, partially offset by Fairfax India's deconsolidation of Privi (on April 29, 2021). Refer to the Non-insurance companies section of this MD&A for details.

Sources of Net Earnings
The company's sources of net earnings (loss) by reporting segment for the three and nine months ended September 30, 2022 and 2021 are set out in note 15 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2022. The table below presents the amounts from that note in a format with measures the company has consistently used as it assists in understanding the composition and management of the company. The table shows separately the combined ratios and underwriting results of each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance, Life insurance and Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	Third quarter		First nine months
Combined ratios - Property and casualty insurance and reinsurance	2022	2021	2022	2021
North American Insurers	93.2%	94.1%	92.6%	93.3%
Global Insurers and Reinsurers	104.2%	105.8%	97.3%	99.7%
International Insurers and Reinsurers	96.9%	95.7%	98.6%	96.3%
Consolidated	100.3%	101.1%	96.0%	97.3%

Sources of net earnings
Operating income - property and casualty insurance and reinsurance:
Underwriting profit (loss):
North American Insurers	108.0	82.5	336.4	263.1
Global Insurers and Reinsurers	(139.4)	(147.7)	253.1	23.8
International Insurers and Reinsurers	14.5	18.7	19.7	43.5
Underwriting profit (loss)	(16.9)	(46.5)	609.2	330.4
Interest and dividends	200.5	119.0	466.6	341.2
Share of profit of associates	241.5	172.2	557.0	269.6
Operating income - property and casualty insurance and reinsurance	425.1	244.7	1,632.8	941.2
Operating income (loss) - Life insurance and Run-off	28.3	(2.6)	71.0	(43.2)
Operating income (loss) - Non-insurance companies	125.6	25.7	160.2	(103.6)
Interest expense	(114.4)	(109.7)	(327.1)	(393.6)
Corporate overhead and other	(19.2)	31.1	(83.8)	93.8
Gain on sale and consolidation of insurance subsidiaries	—	134.9	—	246.9
Pre-tax income before net gains (losses) on investments	445.4	324.1	1,453.1	741.5
Net realized gains on investments	203.0	315.5	594.7	1,168.5
Pre-tax income including net realized gains on investments	648.4	639.6	2,047.8	1,910.0
Net change in unrealized gains (losses) on investments	(722.1)	59.1	(2,876.1)	1,338.3
Earnings (loss) before income taxes	(73.7)	698.7	(828.3)	3,248.3
Recovery of (provision for) income taxes	(5.6)	(122.6)	12.2	(569.4)
Net earnings (loss)	(79.3)	576.1	(816.1)	2,678.9

Attributable to:
Shareholders of Fairfax	(75.1)	462.4	(831.0)	2,469.8
Non-controlling interests	(4.2)	113.7	14.9	209.1
	(79.3)	576.1	(816.1)	2,678.9

Net earnings (loss) per share	$(3.65)	$17.43	$(36.44)	$93.69
Net earnings (loss) per diluted share	$(3.65)	$16.44	$(36.44)	$88.62
Cash dividends paid per share	$—	$—	$10.00	$10.00
Net loss attributable to shareholders of Fairfax was $75.1 (net loss of $3.65 per basic share and per diluted share) in the third quarter of 2022 and $831.0 (net loss of $36.44 per basic share and per diluted share) in the first nine months of 2022 compared to net earnings attributable to shareholders of Fairfax of $462.4 (net earnings of $17.43 per basic share and $16.44 per diluted share) in the third quarter of 2021 and $2,469.8 (net earnings of $93.69 per basic share and $88.62 per diluted share) in the first nine months of 2021, with the decrease in profitability principally reflecting net unrealized losses on investments for the three and nine months ended September 30, 2022 compared to net unrealized gains on investments for the three and nine months ended September 30, 2021, partially offset by the following increases in profitability:

Underwriting profit (loss) - property and casualty insurance and reinsurance
The company's property and casualty insurance and reinsurance operations produced a lower underwriting loss of $16.9 and an improved underwriting profit of $609.2 (combined ratios of 100.3% and 96.0%) in the third quarter and first nine months of 2022 compared to an underwriting loss of $46.5 and an underwriting profit of $330.4 (combined ratios of 101.1% and 97.3%) in the third quarter and first nine months of 2021.
The improvement in underwriting profitability in the third quarter and first nine months of 2022 principally reflected growth in net premiums earned as a result of continued strong increases in net premiums written during 2022 and 2021, including continued rate increases across most lines of business relative to modest changes in underwriting expenses, partially offset by increased current period catastrophe losses and decreased net favourable prior year reserve development.
Net (favourable) adverse prior year reserve development for the three and nine months ended September 30, 2022 and 2021 were comprised as follows:

	Third quarter		First nine months
Property and casualty insurance and reinsurance	2022	2021(1)	2022	2021(1)
North American Insurers	(20.4)	(10.4)	(52.9)	(36.5)
Global Insurers and Reinsurers	(0.4)	(46.0)	15.1	(64.4)
International Insurers and Reinsurers	(27.0)	(13.2)	(79.8)	(43.6)
Net favourable prior year reserve development	(47.8)	(69.6)	(117.6)	(144.5)
(1)    Includes net favourable prior year reserve development of COVID-19 losses of $19.6 in the third quarter of 2021 and net adverse prior year reserve development of COVID-19 losses of $67.5 in the first nine months of 2021, primarily in the Global Insurers and Reinsurers reporting segment (principally at Odyssey Group and Allied World) related to assumed business interruption exposures outside North America.

Current period catastrophe losses for the three and nine months ended September 30, 2022 and 2021 were comprised as follows:

	Third quarter						First nine months
	2022			2021			2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Ian	560.6	10.5		—	—		560.6	3.7		—	—
France hailstorms	92.5	1.7		—	—		95.9	0.6		—	—
Australian floods	10.3	0.2		—	—		73.8	0.5		—	—
Hurricane Ida	—	—		340.1	7.8		—	—		340.1	2.8
European floods	—	—		173.8	4.0		—	—		173.8	1.4
U.S. winter storms	—	—		1.8	—		—	—		248.7	2.1
Other	139.9	2.6		88.9	2.1		368.2	2.4		191.2	1.6
Total catastrophe losses	803.3	15.0	points	604.6	13.9	points	1,098.5	7.2	points	953.8	7.9	points
(1)    Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the three and nine months ended September 30, 2022 and 2021:

	Third quarter		First nine months
	2022	2021	2022	2021
Underwriting profit (loss) - Property and casualty insurance and reinsurance	(16.9)	(46.5)	609.2	330.4

Loss & LAE - accident year	73.3%	72.9%	67.5%	67.6%
Commissions	16.6%	16.3%	16.6%	16.5%
Underwriting expense	11.3%	13.5%	12.7%	14.4%
Combined ratio - accident year	101.2%	102.7%	96.8%	98.5%
Net favourable reserve development	(0.9)%	(1.6)%	(0.8)%	(1.2)%
Combined ratio - calendar year	100.3%	101.1%	96.0%	97.3%
The underwriting expense ratios decreased to 11.3% and 12.7% in the third quarter and first nine months of 2022 from 13.5% and 14.4% in the third quarter and first nine months of 2021, primarily reflecting increased net premiums earned relative to more modest increases in other underwriting expenses, primarily in the Global Insurers and Reinsurers reporting segment.
Other underwriting expenses increased to $610.0 and $1,924.8 in the third quarter and first nine months of 2022 from $590.4 and $1,742.5 in the third quarter and first nine months of 2021, primarily reflecting increased costs associated with increased business volumes in the North American Insurers reporting segment. The increase in other underwriting expenses in the first nine months of 2022 also reflected increased costs associated with increased business volumes in the Global Insurers and Reinsurers reporting segment. For further details refer to note 15 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2022.

Operating expenses and Other expenses
Operating expenses as presented in the consolidated statement of earnings increased to $705.4 and $2,223.5 in the third quarter and first nine months of 2022 from $683.1 and $2,048.1 in the third quarter and first nine months of 2021, primarily reflecting increases in other underwriting expenses of the property and casualty insurance and reinsurance operations (as described in the preceding paragraph). Fairfax and subsidiary holding companies' corporate overhead were stable in the third quarter and first nine months of 2022 compared to the third quarter and first nine months of 2021 (refer to the Corporate Overhead and Other section in this MD&A for further details).
Other expenses as presented in the consolidated statement of earnings modestly decreased to $1,314.1 in the third quarter of 2022 from $1,331.5 in the third quarter of 2021, primarily reflecting the deconsolidation of Toys "R" Us Canada on August 19, 2021, reduced expenses from lower business volumes at Golf Town and Boat Rocker and the deconsolidation of Mosaic Capital on August 5, 2021, partially offset by increased business volumes at Thomas Cook India, AGT and Dexterra Group. Refer to the Non-insurance companies section of this MD&A for details.
Other expenses as presented in the consolidated statement of earnings increased to $3,898.4 in the first nine months of 2022 from $3,740.3 in the first nine months of 2021, primarily reflecting increased business volumes at Thomas Cook India, AGT, Recipe and Dexterra Group and a non-cash goodwill impairment charge on Farmers Edge of $109.2 recorded in the second quarter of 2022, partially offset by lower business volumes at Boat Rocker and the deconsolidation of Mosaic Capital, Toys "R" Us Canada and Fairfax India's deconsolidation of Privi (on April 29, 2021). Refer to the Non-insurance companies section of this MD&A for details.
Investment income
An analysis of interest and dividends and share of profit (loss) of associates is provided in the Overview of Consolidated Performance in this MD&A. Details of net gains (losses) on investments are provided in the Investments section of this MD&A.

Components of Net Earnings
Underwriting and Operating Income
Presented below are the underwriting and operating results of the property and casualty insurance and reinsurance reporting segments and the operating income (loss) of the Life insurance and Run-off and the Non-insurance companies reporting segments, for the three and nine months ended September 30, 2022 and 2021.

    North American Insurers

	Third quarter		First nine months
	2022	2021	2022	2021
Underwriting profit	108.0	82.5	336.4	263.1

Loss & LAE - accident year	61.7%	60.8%	60.6%	59.8%
Commissions	16.6%	17.5%	16.4%	16.9%
Underwriting expenses	16.2%	16.6%	16.8%	17.5%
Combined ratio - accident year	94.5%	94.9%	93.8%	94.2%
Net favourable reserve development	(1.3)%	(0.8)%	(1.2)%	(0.9)%
Combined ratio - calendar year	93.2%	94.1%	92.6%	93.3%

Gross premiums written	2,036.6	1,689.2	5,768.8	4,842.5
Net premiums written	1,731.8	1,419.5	4,936.0	4,186.3
Net premiums earned	1,590.7	1,399.4	4,555.3	3,915.9
Underwriting profit	108.0	82.5	336.4	263.1
Interest and dividends	63.2	39.3	148.6	104.8
Share of profit of associates	96.3	79.3	189.6	110.4
Operating income	267.5	201.1	674.6	478.3
North American Insurers, comprising Northbridge, Crum & Forster and Zenith National, provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.
The North American Insurers reporting segment continued their strong underwriting performance, reporting underwriting profits of $108.0 and $336.4 and combined ratios of 93.2% and 92.6% in the third quarter and first nine months of 2022, compared to underwriting profits of $82.5 and $263.1 and combined ratios of 94.1% and 93.3% in the third quarter and first nine months of 2021. The increase in underwriting profitability in the third quarter and first nine months of 2022 principally reflected continued growth in net premiums earned at Crum & Forster and Northbridge (including rate increases across most lines of business) relative to modest increases in underwriting expenses, decreased current period catastrophe losses at Crum & Forster (as set out in the table below), increased net favourable prior year reserve development at Northbridge and the absence of current year COVID-19 losses. The combined ratios and underwriting profits for each operating company in the North American Insurers reporting segment for the third quarter and first nine months of 2022 and 2021 are shown in the table below.

	Combined ratios				Underwriting profit
	Third quarter		First nine months		Third quarter		First nine months
	2022	2021	2022	2021	2022	2021	2022	2021
Northbridge	90.3%	89.6%	88.3%	87.2%	49.0	48.9	169.0	170.7
Crum & Forster	94.7%	97.5%	94.6%	97.8%	47.2	18.9	137.6	44.8
Zenith National	93.8%	92.1%	94.5%	91.0%	11.8	14.7	29.8	47.6
North American Insurers	93.2%	94.1%	92.6%	93.3%	108.0	82.5	336.4	263.1
Net favourable prior year reserve development of $20.4 and $52.9 (1.3 and 1.2 combined ratio points) in the third quarter and first nine months of 2022 primarily reflected net favourable emergence in workers' compensation at Zenith National (related to accident years 2015 through 2021) and commercial lines of business at Northbridge. Net favourable prior year reserve development of $10.4 and $36.5 (0.8 and 0.9 combined ratio points) in the third quarter and first nine months of 2021 principally reflected net favourable emergence at Zenith National, primarily related to accident years 2018 through 2020 including favourable emergence on COVID-19 losses. Net favourable prior year reserve development in the first nine months of 2021 was partially offset by adverse emergence on mass latent claims from Northbridge’s legacy business.
Catastrophe losses for the third quarter and first nine months of 2022 and 2021 are as set out in the following table:

	Third quarter						First nine months
	2022			2021			2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Ian	17.0	1.1		—	—		17.0	0.4		—	—
Hurricane Ida	—	—		26.0	1.9		—	—		26.0	0.7
U.S. winter storms	—	—		—	—		—	—		45.4	1.2
Other	6.5	0.4		11.9	0.9		46.3	1.0		21.9	0.6
Total catastrophe losses	23.5	1.5	points	37.9	2.8	points	63.3	1.4	points	93.3	2.5	points
(1)    Net of reinstatement premiums.

Gross premiums written increased by 20.6% and 19.1% in the third quarter and first nine months of 2022, primarily reflecting increased business volumes at Crum and Forster (primarily accident and health, surplus and specialty, and commercial lines) and Northbridge (primarily specialty and construction lines) and rate increases across most lines of business with the exception of workers' compensation which continues to experience rate decreases.
Net premiums written increased by 22.0% and 17.9% in the third quarter and first nine months of 2022 consistent with the growth in gross premiums written.
Net premiums earned increased by 13.7% and 16.3% in the third quarter and first nine months of 2022, principally reflecting the increase in net premiums written during 2022 and 2021. Gross premiums written and net premiums earned for each operating company in the North American Insurers reporting segment for the third quarter and first nine months of 2022 and 2021 are shown in the table below.

	Gross premiums written				Net premiums earned
	Third quarter		First nine months		Third quarter		First nine months
	2022	2021	2022	2021	2022	2021	2022	2021
Northbridge	574.3	550.5	1,709.2	1,547.9	506.6	472.5	1,447.9	1,330.0
Crum & Forster	1,295.3	967.7	3,471.1	2,706.3	893.9	742.1	2,564.9	2,058.6
Zenith National	175.6	172.8	611.9	593.7	190.2	184.8	542.5	527.3
Inter-segment eliminations(1)	(8.6)	(1.8)	(23.4)	(5.4)	—	—	—	—
North American Insurers	2,036.6	1,689.2	5,768.8	4,842.5	1,590.7	1,399.4	4,555.3	3,915.9
(1)    Reflects the elimination of intercompany gross premiums written amongst subsidiaries included within the North American Insurers reporting segment.
The commission expense ratio decreased to 16.6% and 16.4% in the third quarter and first nine months of 2022 from 17.5% and 16.9% in the third quarter and first nine months of 2021, primarily reflecting decreased average commissions in accident and health lines at Crum & Forster and increased commission income from certain ceded lines at Northbridge.
The underwriting expense ratio decreased to 16.2% and 16.8% in the third quarter and first nine months of 2022 from 16.6% and 17.5% in the third quarter and first nine months of 2021, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $1,099.8 in the first nine months of 2022 from $950.9 in the first nine months of 2021, primarily reflecting increased net premium collections, partially offset by increased net claims paid at Crum & Forster and increased net taxes paid at Northbridge.

    Global Insurers and Reinsurers

	Third quarter		First nine months
	2022	2021	2022	2021
Underwriting profit (loss)	(139.4)	(147.7)	253.1	23.8

Loss & LAE - accident year	80.0%	81.7%	71.1%	73.1%
Commissions	16.3%	15.5%	16.5%	16.0%
Underwriting expenses	7.9%	10.4%	9.5%	11.5%
Combined ratio - accident year	104.2%	107.6%	97.1%	100.6%
Net (favourable) adverse reserve development	—%	(1.8)%	0.2%	(0.9)%
Combined ratio - calendar year	104.2%	105.8%	97.3%	99.7%

Gross premiums written	4,125.1	3,557.8	12,873.4	10,584.8
Net premiums written	3,342.0	2,813.5	10,148.0	7,936.6
Net premiums earned	3,302.1	2,555.0	9,262.1	7,032.1
Underwriting profit (loss)	(139.4)	(147.7)	253.1	23.8
Interest and dividends	114.9	60.4	252.5	185.9
Share of profit of associates	134.0	79.0	334.1	128.1
Operating income (loss)	109.5	(8.3)	839.7	337.8
Global Insurers and Reinsurers, comprising Allied World, Odyssey Group and Brit, provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.
The Global Insurers and Reinsurers reporting segment reported a lower underwriting loss of $139.4 and a significantly improved underwriting profit of $253.1 producing combined ratios of 104.2% and 97.3% in the third quarter and first nine months of 2022 compared to an underwriting loss of $147.7 and an underwriting profit of $23.8 with combined ratios of 105.8% and 99.7% in the third quarter and first nine months of 2021. The improved underwriting results in the third quarter and first nine months of 2022 principally reflected growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses, partially offset by increased current period catastrophe losses (as set out in the table below) and nominal net favourable prior year reserve development in the third quarter of 2022 and net adverse prior year reserve development in the first nine months of 2022 compared to net favourable prior year reserve development in the third quarter and first nine months of 2021. The combined ratios and underwriting results for each operating company in the Global Insurers and Reinsurers reporting segment for the third quarter and first nine months of 2022 and 2021 are shown in the table below.

	Combined ratios				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2022	2021	2022	2021	2022	2021	2022	2021
Allied World	90.2%	94.4%	91.5%	94.5%	104.8	51.6	261.0	139.0
Odyssey Group	107.8%	109.5%	99.1%	101.3%	(117.4)	(105.8)	36.0	(41.1)
Brit	117.4%	118.0%	102.2%	105.3%	(126.8)	(93.5)	(43.9)	(74.1)
Global Insurers and Reinsurers	104.2%	105.8%	97.3%	99.7%	(139.4)	(147.7)	253.1	23.8
Net adverse prior year reserve development of $15.1 (0.2 combined ratio points) in the first nine months of 2022 primarily reflected net adverse reserve development at Allied World (primarily related to catastrophe events in the second half of 2021), partially offset by net favourable reserve development at Brit. Net favourable prior year reserve development in the third quarter and first nine months of 2021 primarily reflected better than expected non-catastrophe loss experience at Brit and Odyssey Group. The net favourable prior year reserve development in the first nine months of 2021 was partially offset by net adverse prior year reserve development at Allied World, principally related to COVID-19 losses.

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for the third quarter and first nine months of 2022 and 2021 are as set out in the following table:

	Third quarter						First nine months
	2022			2021			2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Ian	543.6	16.5		—	—		543.6	5.9		—	—
France hailstorms	92.5	2.8		—	—		95.9	1.0		—	—
Australian floods	10.3	0.3		—	—		73.8	0.8		—	—
Hurricane Ida	—	—		311.4	12.2		—	—		311.4	4.4
U.S. winter storms	—	—		1.9	—		—	—		200.8	2.9
European floods	—	—		173.0	6.8		—	—		173.0	2.5
Other	116.9	3.6		74.6	2.9		246.2	2.7		166.1	2.4
Total catastrophe losses	763.3	23.2	points	560.9	21.9	points	959.5	10.4	points	851.3	12.2	points
(1)    Net of reinstatement premiums.
Catastrophe losses of $763.3 and $959.5 (23.2 and 10.4 combined ratio points) in the third quarter and first nine months of 2022 primarily related to Hurricane Ian (with all companies in this reporting segment being impacted: $265.0 at Brit, $153.6 at Allied World and $125.0 at Odyssey Group), attritional catastrophe losses (primarily at Odyssey Group), the France hailstorms (primarily impacting Odyssey Group, with a smaller impact also recorded at Allied World) and the Australian floods (principally impacting Allied World and Brit). The catastrophe losses table above excludes net losses of $70.0 (approximately 95% incurred but not reported losses) in the first nine months of 2022 relating to the Ukraine conflict primarily within the political risk and terrorism lines of business.
Gross premiums written increased by 15.9% and 21.6% in the third quarter and first nine months of 2022, primarily reflecting increased business volumes at Odyssey Group (primarily relating to U.S. property reinsurance including a large quota share agreement covering homeowners risks and U.S. casualty reinsurance), Brit (primarily reflecting growth at Ki Insurance and core insurance lines of business (primarily cyber and property)) and Allied World (primarily the North American and Global Markets platforms relating to excess casualty and professional liability).
Net premiums written increased by 18.8% and 27.9% in the third quarter and first nine months of 2022 primarily reflecting the growth in gross premiums written at each operating company and increased retention at Odyssey Group (primarily related to increased assumed U.S. property reinsurance which was principally retained) and Brit (primarily reflecting returned premium following an agreement in the third quarter of 2022 on an endorsement to a loss portfolio transfer that had been completed in the fourth quarter of 2021 which resulted in a nominal impact on Brit's underwriting in the period, and reduced use of proportional reinsurance). The increase in net premiums written in the first nine months of 2022 also reflected Brit's purchase of four years of reinsurance protection for a range of U.S. catastrophe perils in the first quarter of 2021 which did not occur in 2022.
Net premiums earned increased by 29.2% and 31.7% in the third quarter and first nine months of 2022, principally reflecting the increase in net premiums written during 2022 and 2021. Gross premiums written and net premiums earned for each operating company in the Global Insurers and Reinsurers reporting segment for the third quarter and first nine months of 2022 and 2021 are shown in the table below.

	Gross premiums written				Net premiums earned
	Third quarter		First nine months		Third quarter		First nine months
	2022	2021	2022	2021	2022	2021	2022	2021
Allied World	1,532.9	1,447.3	5,106.3	4,469.3	1,074.5	926.0	3,069.3	2,513.7
Odyssey Group	1,681.6	1,323.1	4,987.7	3,952.4	1,500.6	1,109.8	4,220.9	3,123.2
Brit	967.7	828.1	2,954.0	2,292.5	727.0	519.2	1,971.9	1,395.2
Inter-segment eliminations(1)	(57.1)	(40.7)	(174.6)	(129.4)	—	—	—	—
Global Insurers and Reinsurers	4,125.1	3,557.8	12,873.4	10,584.8	3,302.1	2,555.0	9,262.1	7,032.1
(1)    Reflects the elimination of intercompany gross premiums written amongst subsidiaries included within the Global Insurers and Reinsurers reporting segment.
The underwriting expense ratio decreased to 7.9% and 9.5% in the third quarter and first nine months of 2022 from 10.4% and 11.5% in the third quarter and first nine months of 2021, primarily reflecting increased premiums earned relative to more modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $2,877.9 in the first nine months of 2022 from $2,433.2 in the first nine months of 2021, primarily reflecting increased net premium collections, partially offset by increased net paid losses at Odyssey Group and Allied World.

On September 27, 2022 the company increased its ownership interest in Allied World to 82.9% from 70.9% for total consideration of $733.5, inclusive of the fair value of a call option exercised and an accrued dividend paid, and recorded a loss in retained earnings of $228.1 presented within the Corporate and Other reporting segment. On April 28, 2022 Allied World paid a dividend of $126.4 (April 30, 2021 - $126.4) to its minority shareholders.

    International Insurers and Reinsurers

	Third quarter		First nine months
	2022	2021	2022	2021
Underwriting profit	14.5	18.7	19.7	43.5

Loss & LAE - accident year	64.7%	60.1%	66.0%	61.1%
Commissions	18.3%	17.9%	18.2%	17.8%
Underwriting expenses	19.8%	20.7%	20.3%	21.1%
Combined ratio - accident year	102.8%	98.7%	104.5%	100.0%
Net favourable reserve development	(5.9)%	(3.0)%	(5.9)%	(3.7)%
Combined ratio - calendar year	96.9%	95.7%	98.6%	96.3%

Gross premiums written	819.7	762.3	2,394.0	2,123.5
Net premiums written	499.3	464.6	1,445.0	1,250.1
Net premiums earned	459.8	435.0	1,364.4	1,186.2
Underwriting profit	14.5	18.7	19.7	43.5
Interest and dividends	22.4	19.3	65.5	50.5
Share of profit of associates	11.2	13.9	33.3	31.1
Operating income	48.1	51.9	118.5	125.1

International Insurers and Reinsurers, comprising Fairfax Asia, Fairfax Latin America, Fairfax Central and Eastern Europe, Group Re, Bryte Insurance, and Eurolife’s property and casualty insurance operations, provides diverse insurance and reinsurance coverage to its international customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.
The International Insurers and Reinsurers reporting segment reported underwriting profit of $14.5 and $19.7 (combined ratios of 96.9% and 98.6%) in the third quarter and first nine months of 2022 compared to underwriting profit of $18.7 and $43.5 (combined ratios of 95.7% and 96.3%) in the third quarter and first nine months of 2021. The decrease in underwriting profit in the third quarter of 2022 primarily reflected an underwriting loss at Fairfax Latin America compared to an underwriting profit in the third quarter of 2021 (principally due to an increase in catastrophe losses in Fairfax Brasil's agricultural business line, partially offset by an increase in underwriting profit at Fairfax Latam). The decrease in underwriting profit in the first nine months of 2022 primarily reflected an underwriting loss at Fairfax Latin America compared to an underwriting profit in the first nine months of 2021 (principally due to catastrophe losses in Fairfax Brasil's agricultural business line), an underwriting loss at Bryte Insurance compared to an underwriting profit in the first nine months of 2021 (principally due to catastrophe losses stemming from flooding in the KwaZulu-Natal province of South Africa), partially offset by an increase in underwriting profit at Fairfax Central and Eastern Europe (primarily at Fairfax Ukraine).
The combined ratio and underwriting profit (loss) for each operating company in the International Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2022 and 2021 are shown in the table below.

	Combined ratios				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2022	2021	2022	2021	2022	2021	2022	2021
Group Re	99.9%	97.8%	97.1%	99.2%	0.2	1.7	8.8	1.8
Bryte Insurance	96.0%	95.8%	102.9%	98.9%	2.7	2.9	(6.1)	2.3
Fairfax Asia(1)	90.2%	87.1%	90.8%	91.5%	7.6	9.0	20.0	15.0
Fairfax Latin America	100.3%	95.7%	111.6%	96.6%	(0.4)	3.4	(30.1)	7.9
Fairfax Central and Eastern Europe	95.1%	98.9%	92.0%	95.2%	5.4	1.4	26.5	16.2
Eurolife General(2)	107.0%	97.9%	98.5%	97.9%	(1.0)	0.3	0.6	0.3
International Insurers and Reinsurers	96.9%	95.7%	98.6%	96.3%	14.5	18.7	19.7	43.5
(1)     On June 17, 2021 the company increased its ownership interest in Singapore Re from 28.2% to 94.0% and subsequently increased its ownership interest to 100%.
(2)     On July 14, 2021 the company increased its interest in Eurolife to 80.0% from 50.0%.

Net favourable prior year reserve development of $27.0 and $79.8 (5.9 combined ratio points) in the third quarter and first nine months of 2022 primarily reflected favourable emergence across most operating companies, principally at Fairfax Asia, Fairfax Latin America and Bryte Insurance.
Catastrophe losses in the International Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2022 and 2021 are as set out in the following table:

	Third quarter						First nine months
	2022			2021			2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Brazil drought	7.8	1.7		—	—		52.8	3.9		—	—
South Africa floods	8.3	1.8		—	—		17.9	1.3		—	—
Other	0.4	0.1		5.8	1.3		5.0	0.3		9.2	0.8
Total catastrophe losses	16.5	3.6	points	5.8	1.3	points	75.7	5.5	points	9.2	0.8	points
(1)    Net of reinstatement premiums.
Gross premiums written increased by 7.5% in the third quarter of 2022, primarily reflecting increases at Fairfax Asia (principally due to increases at Singapore Re and Pacific Insurance, partially offset by a decrease at Fairfirst as a result of foreign exchange translation), Fairfax Latin America (primarily reflecting increases at Fairfax Latam (Southbridge Chile and La Meridional Argentina), partially offset by decreases at Fairfax Brasil) and Group Re, partially offset by decreases at Fairfax Central and Eastern Europe (Fairfax Ukraine and Polish Re) and Bryte Insurance (primarily due to foreign exchange translation). Gross premiums written increased by 12.7% in the first nine months of 2022, primarily reflecting increases at Fairfax Asia (principally from the consolidation of Singapore Re), Fairfax Latin America (principally due to increases at Fairfax Latam (Southbridge Chile and La Meridional Argentina), partially offset by decreases at Fairfax Brasil) and at Group Re (across all of Group Re's operating companies), and the consolidation of Eurolife General. Excluding the consolidation of Singapore Re and Eurolife General, gross premiums written increased by 4.4% and 2.7% in the third quarter and first nine months of 2022.
Net premiums written increased by 7.5% and 15.6% in the third quarter and first nine months of 2022 consistent with the growth in gross premiums written. Excluding the consolidation of Singapore Re and Eurolife General, net premiums written increased by 5.9% and 10.3% in the third quarter and first nine months of 2022, primarily reflecting increased retention at La Meridional Argentina.
Net premiums earned increased by 5.7% and 15.0% in the third quarter and first nine months of 2022, principally reflecting the increase in net premiums written. Excluding the consolidation of Singapore Re and Eurolife General, net premiums earned increased by 4.6% and 9.6% in the third quarter and first nine months of 2022, consistent with the increase in net premiums written.
Gross premiums written and net premiums earned for each operating company in the International Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2022 and 2021 are shown in the table below.

	Gross premiums written				Net premiums earned
	Third quarter		First nine months		Third quarter		First nine months
	2022	2021	2022	2021	2022	2021	2022	2021
Group Re	128.4	91.1	345.7	246.7	107.2	72.4	299.6	210.9
Bryte Insurance	91.3	102.5	299.5	306.8	67.4	70.6	213.5	214.1
Fairfax Asia(1)	183.0	152.8	569.7	371.3	77.2	69.7	216.8	177.1
Fairfax Latin America	304.5	267.4	823.5	785.4	85.4	77.2	258.0	231.6
Fairfax Central and Eastern Europe	124.8	141.4	382.8	411.9	108.6	129.0	333.2	336.4
Eurolife General(2)	18.9	17.8	57.8	17.8	14.0	16.1	43.3	16.1
Inter-segment eliminations(3)	(31.2)	(10.7)	(85.0)	(16.4)	—	—	—	—
International Insurers and Reinsurers	819.7	762.3	2,394.0	2,123.5	459.8	435.0	1,364.4	1,186.2
(1)     On June 17, 2021 the company increased its ownership interest in Singapore Re from 28.2% to 94.0% and subsequently increased its ownership interest to 100%.
(2)     On July 14, 2021 the company increased its interest in Eurolife to 80.0% from 50.0%.
(3)    Reflects the elimination of intercompany gross premiums written amongst subsidiaries included within the International Insurers and Reinsurers reporting segment.
The commission expense ratio increased to 18.3% in the third quarter of 2022 from 17.9% in the third quarter of 2021, primarily reflecting higher commissions at Group Re, partially offset by lower commissions at Fairfax Latin America (higher ceding commission income at Fairfax Latam, partially offset by higher commission expense at Fairfax Brasil due to shift in business mix towards products with higher commission rates). The commission expense ratio increased to 18.2% in the first nine months of 2022 from 17.8% in the first nine months of 2021, primarily reflecting increases at Fairfax Asia (principally due to the consolidation of Singapore Re) and increased net premiums earned at Group Re (which has an overall higher commission ratio than other operating companies in the reporting segment), partially offset by increased net premiums earned at Fairfax Latin America (which has an overall lower commission ratio than other operating companies in the reporting segment).

The underwriting expense ratio decreased to 19.8% and 20.3% in the third quarter and first nine months of 2022 from 20.7% and 21.1% in the third quarter and first nine months of 2021, primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses.

    Life Insurance and Run-off (1)

	Third quarter
	2022			2021
	Eurolife	Run-off	Total	Eurolife	Run-off	Total
Gross premiums written	39.4	—	39.4	50.8	—	50.8
Net premiums written	37.9	0.2	38.1	48.9	(0.1)	48.8
Net premiums earned	39.1	0.2	39.3	49.9	(0.1)	49.8
Losses on claims, net	(18.5)	0.6	(17.9)	(36.9)	2.1	(34.8)
Operating expenses	(10.0)	(17.0)	(27.0)	(12.7)	(18.5)	(31.2)
Interest and dividends	9.4	6.7	16.1	4.4	2.0	6.4
Share of profit of associates	4.6	13.2	17.8	—	7.2	7.2
Operating income (loss)	24.6	3.7	28.3	4.7	(7.3)	(2.6)

	First nine months
	2022			2021
	Eurolife	Run-off	Total	Eurolife	Run-off	Total
Gross premiums written	134.3	—	134.3	50.8	—	50.8
Net premiums written	129.4	0.5	129.9	48.9	(0.1)	48.8
Net premiums earned	128.6	0.5	129.1	49.9	(0.1)	49.8
Losses on claims, net	(51.7)	8.7	(43.0)	(36.9)	(3.7)	(40.6)
Operating expenses	(32.4)	(54.7)	(87.1)	(12.7)	(66.0)	(78.7)
Interest and dividends	21.2	14.9	36.1	4.4	8.9	13.3
Share of profit of associates	12.9	23.0	35.9	—	13.0	13.0
Operating income (loss)	78.6	(7.6)	71.0	4.7	(47.9)	(43.2)
(1)    These results differ from those published by Eurolife primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Eurolife in the third quarter of 2021 and the presentation of Eurolife's life insurance operations as "Eurolife" in the Life Insurance and Run-off reporting segment included in the table above and separate presentation of Eurolife's property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as "Eurolife General".

First quarter	First quarter
Eurolife
On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. (“Eurolife”) to 80.0% from 50.0%. In the company's segmented reporting, the assets, liabilities and results of operations of Eurolife’s life insurance business were consolidated and reported in Life insurance and Run-off and those of Eurolife’s property and casualty insurance business were consolidated and reported in International Insurers and Reinsurers. The discussion which follows makes reference to Eurolife's life operations.
Gross premiums written of $39.4 and $134.3 in the third quarter and first nine months of 2022 and $50.8 in both the third quarter and first nine months of 2021 primarily consisted of traditional life insurance policies (endowments, deferred annuities, whole life and term life), group benefits including retirement benefits, and accident and health insurance policies.
Losses on claims, net of $18.5 and $51.7 in the third quarter and first nine months of 2022 and $36.9 in both the third quarter and first nine months of 2021 primarily consisted of net policy holder benefits and losses on claims. Losses on claims, net in the first nine months of 2022 included decreases in net policy holder benefits resulting from continued rising interest rates in the period.
Operating expenses included net commission expense and other underwriting expenses.
Run-off
Run-off reported operating income of $3.7 and an operating loss of $7.6 in the third quarter and first nine months of 2022 compared to operating losses of $7.3 and $47.9 in the third quarter and first nine months of 2021. The increase in profitability in the third quarter and first nine months of 2022 principally reflected increased share of profit of associates and increased interest and dividends. The increase in profitability for the first nine months of 2022 also reflected net favourable prior year reserve development (primarily due to the release of bad debt reserves) compared to net adverse prior year reserve development in the first nine months of 2021 (primarily due to net adverse prior year reserve development on asbestos, pollution and other hazards reserves).
During the first nine months of 2022 the holding company made cash contributions of $180.0 (2021 - $90.0) to Run-off to augment its capital.

    Non-insurance companies

	Third quarter
	2022					2021
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	453.8	53.3	165.4	725.1	1,397.6	555.2	39.6	47.8	724.6	1,367.2
Expenses	(415.6)	(53.3)	(163.8)	(681.4)	(1,314.1)	(498.4)	(37.5)	(63.5)	(732.5)	(1,331.9)
Pre-tax income (loss) before interest expense and other	38.2	—	1.6	43.7	83.5	56.8	2.1	(15.7)	(7.9)	35.3
Interest and dividends	2.4	(6.5)	—	0.4	(3.7)	2.3	(19.5)	(0.1)	0.7	(16.6)
Share of profit (loss) of associates	—	45.0	0.1	0.7	45.8	(0.6)	6.7	—	0.9	7.0
Operating income (loss)	40.6	38.5	1.7	44.8	125.6	58.5	(10.7)	(15.8)	(6.3)	25.7

	First nine months
	2022					2021
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	1,270.6	160.4	378.1	2,104.0	3,913.1	1,373.6	188.3	143.4	2,053.2	3,758.5
Expenses	(1,175.4)	(152.6)	(376.4)	(2,194.0)	(3,898.4)	(1,318.3)	(169.3)	(185.3)	(2,072.7)	(3,745.6)
Pre-tax income (loss) before interest expense and other	95.2	7.8	1.7	(90.0)	14.7	55.3	19.0	(41.9)	(19.5)	12.9
Interest and dividends	7.2	34.1	—	(5.0)	36.3	5.2	(131.2)	(0.1)	—	(126.1)
Share of profit (loss) of associates	—	107.2	0.3	1.7	109.2	—	8.3	(0.2)	1.5	9.6
Operating income (loss)	102.4	149.1	2.0	(93.3)	160.2	60.5	(103.9)	(42.2)	(18.0)	(103.6)
(1)    Comprised primarily of Recipe, Golf Town, Sporting Life and Toys "R" Us Canada (deconsolidated on August 19, 2021).
(2)    Comprised of Fairfax India and its subsidiaries. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.
(3)    Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)    Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge and Mosaic Capital (deconsolidated on August 5, 2021).
(5)    Amounts as presented in note 15 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2022.

Restaurants and retail
The decrease in revenue and expenses of Restaurants and retail in the third quarter and first nine months of 2022 primarily reflected the deconsolidation of Toys "R" Us Canada on August 19, 2021 and lower business volumes at Golf Town, partially offset by higher business volumes across most other operating companies, principally due to reduced COVID-19 related restrictions in the third quarter and first nine months of 2022 compared to the third quarter and first nine months of 2021.
Fairfax India
The increase in revenue and expenses of Fairfax India in the third quarter of 2022 primarily reflected the consolidation of Jaynix and Maxop by Fairfax India and higher business volumes at Saurashtra Freight, partially offset by lower business volumes at NCML.
The decrease in revenue and expenses of Fairfax India in the first nine months of 2022 primarily reflected the deconsolidation of Privi on April 29, 2021 and lower business volumes at NCML, partially offset by the consolidation of Jaynix and Maxop and higher business volumes at Fairchem and Saurashtra Freight.
Interest and dividend expense of $6.5 in the third quarter of 2022 primarily related to investment management and performance fees payable to Fairfax, partially offset by dividend income on common stocks and interest income on bonds. Interest and dividend income of $34.1 in the first nine months of 2022 primarily reflected a reversal of a performance fee payable to Fairfax of $45.3, dividend income on common stocks and interest income on bonds, partially offset by investment management fees payable to Fairfax. The investment management and performance fees payable are intercompany transactions that are eliminated on consolidation.
Thomas Cook India
The increase in revenue and expenses of Thomas Cook India in the third quarter and first nine months of 2022 primarily reflected higher business volumes resulting from continued easing of COVID-19 related travel restrictions and increased domestic and international travel.

Other
On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. ("Grivalia Hospitality") to 78.4% from 33.5% by acquiring additional shares for cash consideration of $194.6 (€190.0) and commenced consolidating the assets, liabilities and results of operations of Grivalia Hospitality in the Non-insurance companies reporting segment. Grivalia Hospitality acquires, develops and manages hospitality real estate in Greece, Cyprus and Panama.
The increase in revenue of Other in the third quarter and first nine months of 2022 primarily reflected higher business volume at AGT and an increase in revenue at Dexterra Group primarily driven by local acquisitions in the first quarter of 2022 and organic growth, partially offset by lower business volumes at Boat Rocker and the deconsolidation of Mosaic Capital on August 5, 2021. The decrease in expenses of Other in the third quarter of 2022 primarily reflected lower business volumes at Boat Rocker and the deconsolidation of Mosaic Capital, partially offset by higher business volumes at AGT and Dexterra Group. The increase in expenses of Other in the first nine months of 2022 primarily reflected higher business volumes at AGT and Dexterra Group and a non-cash goodwill impairment charge on Farmers Edge of $109.2 recorded in the second quarter of 2022, partially offset by lower business volumes at Boat Rocker and the deconsolidation of Mosaic Capital.

    Investments
Refer to the Overview of Consolidated Performance at the beginning of this MD&A, under the heading Investment Performance, for details of interest and dividends and share of profit of associates.

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2022 and 2021 were comprised as follows:

	Third quarter
	2022						2021
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	167.6	(1)	(253.5)	(1)	(85.9)		199.0		(42.0)		157.0
Preferred stocks - convertible	—		(1.7)		(1.7)		—		(1.6)		(1.6)
Bonds - convertible	—		(24.6)		(24.6)		0.2		(106.0)		(105.8)
Other equity derivatives(2)(3)	54.8		(140.3)		(85.5)		(99.2)		(18.2)		(117.4)
Sale of non-insurance associates	42.9		—		42.9		7.1		—		7.1
Sale of non-insurance subsidiaries	—		—		—		91.9	(9)	—		91.9
Long equity exposures and financial effects	265.3		(420.1)		(154.8)		199.0		(167.8)		31.2
Bonds	(92.1)		(210.0)		(302.1)		37.6	(5)	(85.2)	(5)	(47.6)
U.S. treasury bond forward contracts	34.7		25.0		59.7		(8.0)		5.2		(2.8)
Preferred stocks	(0.1)		(18.9)		(19.0)		—		396.7	(6)	396.7
Other derivative contracts	(37.2)		50.5		13.3		(9.3)		27.2		17.9
Foreign currency	46.8		(141.9)		(95.1)	(8)	(17.5)		(11.9)		(29.4)
Other	(14.4)		(6.7)		(21.1)		113.7		(105.1)		8.6
Net gains (losses) on investments	203.0		(722.1)		(519.1)		315.5		59.1		374.6

	First nine months
	2022						2021
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	251.6	(1)	(744.3)	(1)	(492.7)		378.4		783.6		1,162.0
Preferred stocks - convertible	1.4		(5.3)		(3.9)		0.7		1.6		2.3
Bonds - convertible	10.3		(221.1)		(210.8)		0.2		128.8		129.0
Other equity derivatives(2)(3)(4)	222.8		(330.9)		(108.1)		407.1		42.7		449.8
Sale of non-insurance associates	45.2		—		45.2		10.8		—		10.8
Sale of non-insurance subsidiaries	4.6		—		4.6		189.8	(7)(9)	—		189.8
Long equity exposures and financial effects	535.9		(1,301.6)		(765.7)		987.0		956.7		1,943.7
Bonds	(135.1)		(1,174.5)		(1,309.6)		211.4	(5)	(381.6)	(5)	(170.2)
U.S. treasury bond forward contracts	134.9		24.8		159.7		21.1		(1.9)		19.2
Preferred stocks	13.0		(110.2)		(97.2)		—		837.8	(6)	837.8
Other derivative contracts	(46.9)		69.5		22.6		(148.1)		166.0		17.9
Foreign currency	100.0		(377.9)		(277.9)	(8)	(20.3)		(71.0)		(91.3)
Other	(7.1)		(6.2)		(13.3)		117.4		(167.7)		(50.3)
Net gains (losses) on investments	594.7		(2,876.1)		(2,281.4)		1,168.5		1,338.3		2,506.8
(1)    On August 31, 2022 Stelco Holdings Inc. repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company's ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco resulting in unrealized gains of $151.9 being reclassified to realized in the third quarter and first nine months of 2022 with a net impact of nil in the consolidated statement of earnings, as described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2022.
(2)    Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes ("AVLNs") entered with RiverStone Barbados.
(3)    Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(4)    On April 6, 2022 the company acquired 25.0 million Atlas Corp. common shares by exercising its equity warrants in Atlas Corp. with a strike price of $8.05 per share for aggregate cash consideration of $201.3 and recognized a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) on derecognition of the equity warrants.
(5)    Includes the derecognition of Seaspan Corporation debentures that were exchanged for Atlas Corp. preferred shares in the second quarter of 2021 and Seaspan Corporation debentures that were redeemed in the third quarter of 2021.
(6)    Includes net unrealized gains of $399.6 and $838.3 in the third quarter and first nine months of 2021, excluding foreign currency effects, on Digit compulsory convertible preferred shares.
(7)    On April 29, 2021 Fairfax India completed the sale of Privi and recorded a net realized gain of $94.9.
(8)    Foreign currency net losses on investing activities in the third quarter and first nine months of 2022 primarily related to the strengthening of the U.S. dollar relative to the company's investments denominated in the Indian rupee, Sri Lankan rupee, Canadian dollar, British pound and Egyptian pound.
(9)    On August 19, 2021 the company sold the operations of Toys "R" Us Canada and recorded a net realized gain of $85.7. On August 5, 2021 Mosaic Capital was privatized with a third party purchaser and deconsolidated by the company.

Long equity exposures and financial effects: During the third quarter and first nine months of 2022 the company's long equity exposures produced net losses of $154.8 and $765.7 compared to the third quarter and first nine months of 2021 that produced net gains of $31.2 and $1,943.7. Net losses on long equity exposures of $154.8 in the third quarter of 2022 were primarily comprised of net losses on common stocks ($85.9) and long equity total return swaps ($81.6), partially offset by net gains on the AVLNs entered with RiverStone Barbados ($57.8). Net losses on long equity exposures of $765.7 in the first nine months of 2022 were primarily comprised of net losses on common stocks ($492.7), convertible bonds ($210.8) and the AVLNs entered with RiverStone Barbados ($146.9), partially offset by net gains on long equity total return swaps ($98.3).
Net gains on long equity exposures of $31.2 in the third quarter of 2021 were primarily comprised of net gains on common stocks ($157.0) and net gains from deconsolidation of non-insurance subsidiaries ($91.9, primarily from the sale of Toys "R" Us Canada), partially offset by net losses on long equity total return swaps ($113.6) and convertible bonds ($105.8). Net gains on long equity exposures of $1,943.7 in the first nine months of 2021 were primarily comprised of net gains on common stocks ($1,162.0), long equity total return swaps ($269.7), net gains from deconsolidation of non-insurance subsidiaries ($189.8, primarily from the sale of Privi and Toys "R" Us Canada), equity warrants and options ($130.1) and convertible bonds ($129.0).
Bonds: Net losses on bonds of $302.1 in the third quarter of 2022 (2021 - $47.6) were primarily comprised of net losses on U.S. treasury bonds ($193.8) and corporate and other bonds ($90.0). Net losses on bonds of $1,309.6 in the first nine months of 2022 (2021 - $170.2) were primarily comprised of net losses on U.S. treasury bonds ($488.3), corporate and other bonds ($435.6), Greek government bonds ($174.4) and U.S. state and municipal bonds ($86.1). Net losses on bonds was partially mitigated by the company's investment in U.S. treasury bond forward contracts that produced net gains of $59.7 and $159.7 in the third quarter and first nine months of 2022 (2021 - net losses of $2.8 and net gains of $19.2).
Foreign currency: Foreign currency net losses of $95.1 and $277.9 in the third quarter and first nine months of 2022 was comprised of foreign currency net losses on investing activities of $144.9 and $356.5, partially offset by foreign currency net gains on underwriting activities of $12.6 and $19.4 and net gains on foreign currency contracts of $37.2 and $59.2. Foreign currency net losses on investing activities of $356.5 in the first nine months of 2022 principally related to net losses on preferred stocks of $160.8 (primarily related to the company's investment in Digit compulsory convertible preferred shares denominated in Indian rupee), common stocks of $105.0 (principally related to Sri Lankan rupee, Canadian dollar and Egyptian pound denominated investments held by subsidiaries with U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies) and bonds of $42.9 (primarily related to euro, British pound sterling and Canadian dollar denominated investments held by subsidiaries with U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies), partially offset by Brazilian real denominated investments held by subsidiaries with U.S. dollar or Canadian dollar functional currencies as the Brazilian real strengthened relative to those currencies.
Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three and nine months ended September 30, 2022 and 2021 was comprised as follows:

	Third quarter		First nine months
	2022	2021	2022	2021
Interest expense on borrowings:
Holding company	65.7	64.1	188.1	243.1
Insurance and reinsurance companies	14.2	10.0	44.5	32.3
Non-insurance companies(1)	23.2	21.4	59.4	72.3
	103.1	95.5	292.0	347.7
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	3.3	4.2	10.4	13.2
Non-insurance companies	8.0	10.0	24.7	32.7
	11.3	14.2	35.1	45.9

Interest expense	114.4	109.7	327.1	393.6
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.
The decrease in interest expense on borrowings at the holding company in the first nine months of 2022 reflected the loss of $45.7 recorded in the first nine months of 2021 on redemptions of the $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and the $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023, and the redemption in October 2021 of $85.0 principal amount 4.142% unsecured senior notes due 2024, partially offset by the issuances in August 2022 of the $750.0 principal amount of 5.625% unsecured senior notes due 2032, and in March 2021 of the $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due 2031 and the $600.0 principal amount of 3.375% unsecured senior notes due 2031.
Interest expense by reporting segment is set out in note 15 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2022.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	Third quarter		First nine months
	2022	2021	2022	2021
Fairfax corporate overhead	39.8	34.5	121.4	122.7
Subsidiary holding companies' corporate overhead	13.0	11.3	40.0	42.3
Subsidiary holding companies' non-cash intangible asset amortization(1)	22.7	22.9	68.6	69.4
Consolidated corporate overhead(2)	75.5	68.7	230.0	234.4
Holding company interest and dividends	2.6	2.5	(16.2)	(25.6)
Holding company share of profit of associates	(12.6)	(40.9)	(56.3)	(54.8)
Investment management and administration fees and other(3)	(46.3)	(61.4)	(73.7)	(247.8)
	19.2	(31.1)	83.8	(93.8)
(1)    Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)    As presented in note 15 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2022.
(3)    Presented as a consolidation elimination in note 15 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2022.
Investment management and administration fees and other of $46.3 and $73.7 in the third quarter and first nine months of 2022 (2021 - $61.4 and $247.8) were primarily comprised of investment and administration fee income of $46.3 and $73.8 (2021 - $62.4 and $248.4). The decrease in investment and administration fee income in the third quarter and first nine months of 2022 primarily reflected decreased performance fee receivable from Fairfax India (an accrual of fee income of $4.8 in the third quarter of 2022 and a reversal of fee income accrual of $45.3 in the first nine months of 2022 compared to an accrual of fee income of $18.6 and $118.2 in the third quarter and first nine months of 2021).

Income Taxes
Details of the provision for (recovery of) income taxes in the third quarters and first nine months of 2022 and 2021 are provided in note 13 (Income Taxes) to the interim consolidated financial statements for the three and nine months ended September 30, 2022.

Segmented Balance Sheet
The company's segmented balance sheets as at September 30, 2022 and December 31, 2021 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. Affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	September 30, 2022					December 31, 2021
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(4)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(4)	Consolidated
Assets
Holding company cash and investments	417.4	—	—	456.1	873.5	604.5	—	—	873.8	1,478.3
Insurance contract receivables	8,486.7	11.3	—	(402.4)	8,095.6	7,215.5	7.8	—	(340.1)	6,883.2
Portfolio investments(1)	46,465.5	3,981.1	2,169.6	(1,147.9)	51,468.3	45,061.8	4,963.9	2,252.8	(581.1)	51,697.4
Deferred premium acquisition costs	2,164.9	5.8	—	(38.0)	2,132.7	1,950.6	3.8	—	(30.3)	1,924.1
Recoverable from reinsurers	14,155.0	414.7	—	(1,375.8)	13,193.9	13,060.3	457.6	—	(1,427.4)	12,090.5
Deferred income tax assets	408.5	23.3	56.8	131.2	619.8	268.2	29.0	66.9	158.3	522.4
Goodwill and intangible assets	3,474.4	6.8	2,272.9	0.4	5,754.5	3,579.5	7.5	2,341.2	—	5,928.2
Due from affiliates	209.3	365.2	—	(574.5)	—	231.3	360.2	—	(591.5)	—
Other assets	1,772.4	715.5	3,930.4	343.8	6,762.1	1,746.0	810.0	3,195.5	369.8	6,121.3
Investments in affiliates(2)	167.0	29.3	—	(196.3)	—	167.2	29.3	—	(196.5)	—
Total assets	77,721.1	5,553.0	8,429.7	(2,803.4)	88,900.4	73,884.9	6,669.1	7,856.4	(1,765.0)	86,645.4

Liabilities
Accounts payable and accrued liabilities	2,026.0	232.1	2,249.6	415.2	4,922.9	2,149.9	233.4	2,077.4	524.7	4,985.4
Derivative obligations	152.0	—	97.9	68.6	318.5	72.5	—	47.9	32.5	152.9
Due to affiliates	11.5	0.2	82.0	(93.7)	—	28.8	0.2	135.1	(164.1)	—
Deferred income tax liabilities	232.1	12.2	258.7	1.4	504.4	322.2	72.9	198.5	5.2	598.8
Insurance contract payables	5,024.0	612.3	—	(437.1)	5,199.2	4,208.6	652.0	—	(367.1)	4,493.5
Provision for losses and loss adjustment expenses(3)	36,508.7	3,821.5	—	(1,224.8)	39,105.4	33,381.4	4,806.1	—	(1,295.2)	36,892.3
Provision for unearned premiums(3)	11,869.6	15.0	—	(151.0)	11,733.6	10,564.8	16.5	—	(127.1)	10,454.2
Borrowings	711.5	—	1,804.6	5,899.2	8,415.3	790.7	—	1,616.2	5,346.1	7,753.0
Total liabilities	56,535.4	4,693.3	4,492.8	4,477.8	70,199.3	51,518.9	5,781.1	4,075.1	3,955.0	65,330.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	19,423.2	859.7	1,976.5	(7,560.6)	14,698.8	19,778.9	888.0	1,782.5	(6,064.3)	16,385.1
Non-controlling interests	1,762.5	—	1,960.4	279.4	4,002.3	2,587.1	—	1,998.8	344.3	4,930.2
Total equity	21,185.7	859.7	3,936.9	(7,281.2)	18,701.1	22,366.0	888.0	3,781.3	(5,720.0)	21,315.3
Total liabilities and total equity	77,721.1	5,553.0	8,429.7	(2,803.4)	88,900.4	73,884.9	6,669.1	7,856.4	(1,765.0)	86,645.4
(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)    Included in insurance contract liabilities on the consolidated balance sheet.
(4)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Financial Risk Management
There were no significant changes to the company’s risk exposures or the processes used by the company for managing those risk exposures at September 30, 2022 compared to those identified at December 31, 2021 and disclosed in the company’s 2021 Annual Report. For details see note 14 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2022.

Financial Condition
    Capital Management
See note 14 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and nine months ended September 30, 2022.

    Liquidity
Operating, investing and financing cash flow activities discussed below are presented in the consolidated statement of cash flows to the interim consolidated financial statements for the three and nine months ended September 30, 2022, except for "cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL)" which is presented in the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A.
Operating activities for the nine months ended September 30, 2022 and 2021
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $3,678.3 in 2022 from $3,198.5 in 2021, principally reflecting higher net premium collections, partially offset by higher net paid losses and higher income taxes paid.
Investing activities
For the nine months ended September 30, 2022
Purchases of investments in associates of $270.6 in 2022 primarily reflected increased investment in Atlas common shares through the exercise of equity warrants with a strike price of $8.05 per share for aggregate cash consideration of $201.3.
Purchases of subsidiaries, net of cash acquired of $216.0 in 2022 primarily reflected the acquisition of Grivalia Hospitality for cash consideration of $194.6, net of cash on Grivalia Hospitality's acquisition date balance sheet of $56.6.
For the nine months ended September 30, 2021
Sales of investments in associates of $607.5 in 2021 primarily reflected the sale of the company's joint venture interest in RiverStone Barbados to CVC Capital Partners.
Purchases of subsidiaries, net of cash acquired of $1,283.9 in 2021 primarily reflected the acquisition of OMERS' joint venture interest in Eurolife for cash consideration of $142.7, net of cash on Eurolife's acquisition date balance sheet of $1,433.3.
Proceeds from sale of insurance subsidiaries, net of cash divested of $85.4 in 2021 primarily reflected Allied World's sale of its majority interest in Vault Insurance.
Proceeds from sale of non-insurance subsidiaries, net of cash divested of $186.8 in 2021 primarily reflected Fairfax India's sale of its 48.8% equity interest in Privi and Recipe's sale of its Milestones restaurant brand.
Financing activities
For the nine months ended September 30, 2022
Proceeds from borrowings - holding company and insurance and reinsurance companies of $743.4 in 2022 principally reflected net proceeds from the issuance of $750.0 principal amount of 5.625% unsecured senior notes due 2032.
Net borrowings on the holding company revolving credit facility of $100.0 in 2022 principally reflected added interim liquidity to support growth in the insurance and reinsurance companies in a favourable pricing environment.
Purchases of subsidiary shares from non-controlling interests of $792.8 in 2022 primarily reflected the company's acquisition of additional common shares of Allied World from non-controlling interests for cash consideration of $650.0, purchases of common shares of Fairfax India from non-controlling interests, and purchases of common shares under normal course issuer bids by Fairfax India.

For the nine months ended September 30, 2021
Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,250.0 in 2021 principally reflected net proceeds from the issuances of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes and $600.0 principal amount of 3.375% unsecured senior notes, both due 2031.
Repayments - holding company and insurance and reinsurance companies of $806.4 in 2021 primarily reflected the company's use of the net proceeds from its $671.6 (Cdn$850.0) unsecured senior notes to redeem on March 29, 2021 its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023 (which incurred an aggregate loss on redemption of $45.7), and Odyssey Group's redemption of $50.0 and $40.0 principal amounts of its unsecured senior notes upon maturity.
Net repayments on the holding company revolving credit facility of $700.0 in 2021 principally reflected the company's full repayment of the draw on its credit facility done in 2020.
Net proceeds from borrowings - non-insurance companies of $472.7 in 2021 primarily reflected net proceeds from Fairfax India's issuance of $500.0 principal amount of 5.00% unsecured senior notes due 2028.
Repayments - non-insurance companies of $569.4 in 2021 primarily reflected Fairfax India's repayment of its $550.0 floating rate term loan using the net proceeds of its senior notes issuance described above.
Issuances of subsidiary shares to non-controlling interests of $594.6 in 2021 primarily reflected the issuance of a 13.9% equity interest in Brit to OMERS for $375.0, initial public offerings by Farmers Edge and Boat Rocker, and a third party's investment in Brit's Ki Insurance subsidiary.
Purchases of subsidiary shares from non-controlling interests of $202.9 in 2021 primarily reflected purchases of common shares under a substantial issuer bid by Fairfax India.
Holding company
Holding company cash and investments at September 30, 2022 was $873.5 ($804.9 net of $68.6 of holding company derivative obligations) compared to $1,478.3 ($1,446.2 net of $32.1 of holding company derivative obligations) at December 31, 2021.
Significant cash and investment transactions during the first nine months of 2022 included the acquisition of additional common shares of Allied World from non-controlling interests for cash consideration of $650.0, the payment of common and preferred share dividends of $283.4, purchases for cancellation of 254,597 subordinate voting shares under the terms of the company's normal course issuer bids at a cost of $127.8, and cash capital contributions to U.S. Run-off of $180.0 and Fairfax Brasil of $108.0, partially offset by net proceeds of $743.4 from the issuance of unsecured senior notes due in 2032, dividends received from the insurance and reinsurance companies of $256.5 and net borrowings on the holding company revolving credit facility of $100.0.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations, at September 30, 2022 of $804.9 provides adequate liquidity to meet the holding company’s known significant commitments for the remainder of 2022. Subsequent to September 30, 2022, on October 31, 2022, excluding the $250 in seller debentures, the holding company received net cash proceeds of approximately $900 from the sale of Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations. For further details refer to note 12 (Acquisitions and Divestitures) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022.
The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility.
The holding company’s known significant commitments for the remainder of 2022 consist of payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility and other investment related activities. The company may also in the remainder of 2022 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets. Additionally, pursuant to the sale of RiverStone Barbados in 2021, the company has guaranteed the value of approximately $1.1 billion of certain securities held by the purchaser and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash (a derivative obligation of $55.1 at September 30, 2022). On July

5, 2022, AVLNs with a guaranteed value of $543.4 were amended such that the underlying securities must be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2023. The remainder of the AVLNs are unchanged and their underlying securities must be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2022.
Insurance and reinsurance companies
During the first nine months of 2022 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) decreased by $13,724.4 primarily due to net re-investments of existing cash and the proceeds on sales and maturities of U.S. treasury and Canadian provincial short term investments into U.S. treasury and Canadian government bonds with a 1 to 5 year term of $10,317.2 and $1,387.0 respectively and short-dated high quality corporate bonds of $1,891.7.

    Book Value Per Basic Share
Book Value Per Basic Share
Common shareholders’ equity at September 30, 2022 was $13,363.3 or $569.97 per basic share compared to $15,049.6 or $630.60 per basic share at December 31, 2021, representing a decrease per basic share in the first nine months of 2022 of 9.6% (a decrease of 7.9% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2022). During the first nine months of 2022 the number of basic shares decreased primarily as a result of common shares purchased for cancellation (pursuant to normal course issuer bids) of 254,597 and net purchases of 165,225 subordinate voting shares for treasury (for use by the company for share-based payment awards). At September 30, 2022 there were 23,445,778 common shares effectively outstanding.
Excess (deficiency) of fair value over carrying value
The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax deficiency of fair value over carrying value of these investments at September 30, 2022 was $424.1 (December 31, 2021 - pre-tax excess of $346.4).

	September 30, 2022			December 31, 2021
	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value
Non-insurance associates(1):
Eurobank	1,001.5	1,350.5	(349.0)	1,210.3	1,298.5	(88.2)
Atlas	1,614.7	1,361.4	253.3	1,285.8	922.1	363.7
Quess	353.9	457.1	(103.2)	514.1	492.1	22.0
Resolute	507.6	507.6	—	377.1	275.8	101.3
All other	1,429.4	1,420.3	9.1	1,154.6	1,128.5	26.1
	4,907.1	5,096.9	(189.8)	4,541.9	4,117.0	424.9

Non-insurance companies(2):
Restaurants and other(3)	539.1	781.6	(242.5)	731.8	906.2	(174.4)
Fairfax India	443.4	527.5	(84.1)	535.0	444.1	90.9
Thomas Cook India	307.8	215.5	92.3	259.0	254.0	5.0
	1,290.3	1,524.6	(234.3)	1,525.8	1,604.3	(78.5)
	6,197.4	6,621.5	(424.1)	6,067.7	5,721.3	346.4

(1)    The fair values and carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2022, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure. Refer to the Glossary of Non-GAAP and Other Financial Measures in this MD&A for details.
(2)    The fair values of the company's investments in market traded non-insurance companies - Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three and nine months ended September 30, 2022, less the subsidiary's non-controlling interests as presented in note 11 (Total Equity) to those interim consolidated financial statements. At December 31, 2021, Thomas Cook India's fair value and carrying value include preferred shares held by the company that are eliminated on consolidation. Refer to the Glossary of Non-GAAP and Other Financial Measures in this MD&A for details.
(3)    Comprised of Recipe, Dexterra Group, Boat Rocker and Farmers Edge.

Normal course issuer bid
Following the expiry on September 29, 2022 of its then current normal course issuer bid, on September 30, 2022 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2023, to acquire up to 2,381,484 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 179,629 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Quarterly Data (unaudited)

	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Income	6,844.6	5,502.3	5,982.6	6,928.3	6,710.4	6,831.0	5,998.2	6,578.1
Net earnings (loss)	(79.3)	(915.4)	178.6	987.7	576.1	1,280.2	822.6	958.4
Net earnings (loss) attributable to shareholders of Fairfax	(75.1)	(881.4)	125.5	931.3	462.4	1,201.4	806.0	909.1
Net earnings (loss) per share	$(3.65)	$(37.59)	$4.79	$35.66	$17.43	$45.79	$30.44	$34.28
Net earnings (loss) per diluted share	$(3.65)	$(37.59)	$4.49	$33.64	$16.44	$43.25	$28.91	$32.68
Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the economic impacts of the continued conflict in Ukraine and the ongoing COVID-19 pandemic, including increased inflationary pressures and interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Gross premiums written and net premiums written – The company presents information on gross premiums written and net premiums written throughout its financial reporting. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – This is a measure of underwriting activity in the insurance industry that is calculated by the company for its insurance and reinsurance operations as net premiums earned less underwriting expenses, which is comprised of losses on claims, net, commissions, net, and operating expenses (excluding corporate overhead), as presented in the consolidated statement of earnings. Corporate overhead, comprised of the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries, is a component of operating expenses as presented in the consolidated statement of earnings.

	Third quarter		First nine months
	2022	2021	2022	2021

Net premiums earned	5,391.9	4,439.2	15,310.9	12,184.0

Underwriting expenses:
Losses on claims, net	3,891.5	3,163.0	10,168.5	8,101.0
Operating expenses	705.4	683.1	2,223.5	2,048.1
Commissions, net	892.9	724.4	2,540.3	2,008.3
Less: corporate overhead	(75.5)	(68.7)	(230.0)	(234.4)
	5,414.3	4,501.8	14,702.3	11,923.0
Underwriting profit (loss)	(22.4)	(62.6)	608.6	261.0

Property and casualty insurance and reinsurance ratios – The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). All of the ratios described above are calculated from information disclosed in note 15 (Segmented Information) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022 and are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses a loss that is a component of losses on claims, net, such as a catastrophe loss or COVID-19 losses, as a percentage of net premiums earned during the same period. Similarly, net favourable or adverse prior year reserve development, which is also a component of losses on claims, net, may be expressed as combined ratio points. Both losses on claims, net, and net premiums earned, are amounts presented in the consolidated statement of earnings.
Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities (comprised of provision for losses and loss adjustment expenses, and provision for unearned premiums) and insurance contract payables, less the sum of its recoverable from reinsurers, insurance contract receivables and deferred premium acquisition costs, all as presented on the consolidated balance sheet. Float of a reporting segment or segments is calculated in the same manner using the company’s segmented balance sheet.

Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share over the long term by 15% annually. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 11 (Total Equity, under the heading "Common stock") respectively to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted to include the $10.00 per common share dividend is calculated in the same manner except that it assumes the annual $10.00 per common share dividend paid in the first quarter of 2022 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refer to the company's long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company's long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 14 (Financial Risk Management, under the heading "Market risk") to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 14 (Financial Risk Management, under the heading "Capital Management") thereto.
Total of Segments Measures
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net gains (losses) on investments, gain on sale and consolidation of insurance subsidiaries, interest expense and corporate overhead, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes underwriting profit (loss) for the insurance and reinsurance operations and includes other revenue and other expenses for the non-insurance companies. A reconciliation of operating income (loss) to earnings (loss) before income taxes, the most directly comparable IFRS measure, is presented in the table below. All figures in that table are from the company's unaudited interim consolidated statement of earnings for the three and nine months ended September 30, 2022, except for underwriting profit and corporate overhead, which are described above under "Supplementary Financial Measures".

	Third quarter		First nine months
	2022	2021	2022	2021

Underwriting profit (loss):
Property and casualty insurance and reinsurance	(16.9)	(46.5)	609.2	330.4
Life insurance and Run-off	(5.6)	(16.2)	(1.0)	(69.5)
Eliminations and adjustments	0.1	0.1	0.4	0.1
Non-insurance companies:
Other revenue	1,397.6	1,367.2	3,913.1	3,759.0
Other expenses	(1,314.1)	(1,331.5)	(3,898.4)	(3,740.3)
Investments:
Interest and dividends	256.5	167.2	628.5	495.9
Share of profit of associates	317.7	227.3	758.4	347.0
Operating income	635.3	367.6	2,010.2	1,122.6

Net gains (losses) on investments	(519.1)	374.6	(2,281.4)	2,506.8
Gain on sale and consolidation of insurance subsidiaries	—	134.9	—	246.9
Interest expense	(114.4)	(109.7)	(327.1)	(393.6)
Corporate overhead	(75.5)	(68.7)	(230.0)	(234.4)
Earnings (loss) before income taxes	(73.7)	698.7	(828.3)	3,248.3

Property and casualty insurance and reinsurance – References in this MD&A to the company's property and casualty insurance and reinsurance operations do not include the company's life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including net premiums written, net premiums earned, underwriting profit (loss) and operating income (loss), consistent with the information presented in note 15 (Segmented Information) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Non-GAAP Financial Measures
Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance companies that are considered to be portfolio investments.

	September 30, 2022			December 31, 2021
	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value
Non-insurance associates	4,907.1	5,096.9	(189.8)	4,541.9	4,117.0	424.9
Non-insurance companies	1,290.3	1,524.6	(234.3)	1,525.8	1,604.3	(78.5)
	6,197.4	6,621.5	(424.1)	6,067.7	5,721.3	346.4
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at September 30, 2022 and December 31, 2021, and excludes investments in associates held by the company's consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	September 30, 2022		December 31, 2021
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	5,989.0	5,716.0	5,671.9	4,755.1
Less:
Insurance and reinsurance investments in associates(1)	1,057.6	591.7	1,099.1	607.4
Associates held by consolidated non-insurance companies(2)	24.3	27.4	30.9	30.7
Non-insurance associates included in the performance measure	4,907.1	5,096.9	4,541.9	4,117.0
(1)    As presented in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022.
(2)    Principally comprised of associates held by Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
Non-insurance companies included in the performance measure
The consolidated non-insurance companies included in this performance measure are those that are market traded - Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge. Their fair values are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary is Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets, less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company's consolidated balance sheets as at September 30, 2022 and December 31, 2021, as shown in the table below which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the Non-insurance companies reporting segment included in the company's consolidated balance sheet.

	September 30, 2022			December 31, 2021
	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)
Portfolio investments	2,321.4	(151.8)	2,169.6	2,418.5	(165.7)	2,252.8
Deferred income tax assets	36.2	20.6	56.8	41.1	25.8	66.9
Goodwill and intangible assets	1,946.5	326.4	2,272.9	2,069.5	271.7	2,341.2
Other assets(3)	1,924.8	2,005.6	3,930.4	1,895.9	1,299.6	3,195.5
Total assets	6,228.9	2,200.8	8,429.7	6,425.0	1,431.4	7,856.4

Accounts payable and accrued liabilities(3)	1,508.2	823.4	2,331.6	1,565.2	647.3	2,212.5
Derivative obligations	25.3	72.6	97.9	—	47.9	47.9
Deferred income tax liabilities	158.2	100.5	258.7	153.7	44.8	198.5
Borrowings - non-insurance companies	1,158.8	645.8	1,804.6	1,093.4	522.8	1,616.2
Total liabilities	2,850.5	1,642.3	4,492.8	2,812.3	1,262.8	4,075.1

Shareholders’ equity attributable to shareholders of Fairfax(4)	1,524.6	451.9	1,976.5	1,604.3	178.2	1,782.5
Non-controlling interests	1,853.8	106.6	1,960.4	2,008.4	(9.6)	1,998.8
Total equity	3,378.4	558.5	3,936.9	3,612.7	168.6	3,781.3
Total liabilities and equity	6,228.9	2,200.8	8,429.7	6,425.0	1,431.4	7,856.4
(1)    Non-insurance companies reporting segment as presented in the Segmented Balance Sheet in this MD&A.
(2)    Portfolio investments includes intercompany debt securities issued by a non-insurance company to Fairfax affiliates which are eliminated on consolidation.
(3)    Other assets includes due from affiliates, and accounts payable and accrued liabilities includes due to affiliates.
(4)    Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.
Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	First nine months
	2022	2021
Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL):
North American Insurers and Global Insurers and Reinsurers	3,977.7	3,384.1
All other reporting segments	(299.4)	(185.6)
Net (purchases) sales of investments classified at FVTPL	(8,653.7)	2,210.7
Cash provided by (used in) operating activities as presented in the consolidated statement of cash flows	(4,975.4)	5,409.2

Intercompany shareholdings - On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates", intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as "Investments in Fairfax affiliates" in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.